UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

GRUPO SUPERVIELLE S.A.

Item

1.	Financial Statements for the six month period ended on June 30, 2019, presented on comparative basis.

Unaudited Consolidated Condensed Interim Financial Statements

For the six month period ended on

June 30, 2019, presented on comparative basis

Unaudited Consolidated Condensed Interim Financial Statements

For the six month period ended on

June 30, 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.

Financial year:	N° 41 started on January 1, 2019

Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires

Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617

Date of Registration at IGP:	October 15, 1980

Amendment of by-laws (last):	April 24, 2018 (Registration in progress)

Expiration date of the Company’s By-Laws:	October 15, 2079

Corporations Article 33 Companies general Law	Note 9 to Separate Condensed Interim Financial Statements

Composition of Capital Stock as of June 30, 2019

(Note 10 as per Separate Financial Statements)

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $

61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2019 and December 31, 2018

(Expressed in thousands of pesos)

ASSETS	06/30/2019	12/31/2018
Cash and due from banks (Note 3)	26,481,533	33,687,553
Cash	4,846,883	4,789,701
Financial institutions and correspondents	21,630,709	28,887,453
Argentine Central Bank	20,314,320	27,388,784
Other local financial institutions	1,316,389	1,498,669
Others	3,941	10,399
Debt Securities at fair value through profit or loss (Notes 3 and 21)	41,912,458	15,112,115
Derivatives (Note 3)	96,650	15,924
Repo transactions (Note 3)	35,663	-
Other financial assets (Note 3)	2,951,281	1,715,534
Loans and other financing (Notes 3 and 23)	80,026,772	78,791,903
To the non-financial public sector	31,471	32,802
To the financial sector	654,636	398,551
To the Non-Financial Private Sector and Foreign residents	79,340,665	78,360,550
Other debt securities (Notes 3 and 21)	3,168,831	4,311,095
Financial assets in guarantee (Note 3)	4,145,965	2,007,217
Investments in equity instruments (Notes 3 and 21)	9,122	10,404
Property, plant and equipment (Note 6)	1,752,229	1,777,403
Investment properties (Note 7)	411,993	412,822
Intangible assets (Note 8)	2,036,327	1,961,817
Deferred income tax assets	1,401,821	519,231
Other non-financial assets	1,665,826	728,068
Inventories	45,438	61,655
Non-current assets held for sale	2,800	2,800
TOTAL ASSETS	166,144,709	141,115,541

The accompanying Notes are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	06/30/2019	06/30/2018
LIABILITIES
Deposits (Note 3)	112,638,330	94,906,014
Non-financial public sector	10,059,195	11,105,477
Financial sector	26,566	25,236
Non-financial private sector and foreign residents	102,552,569	83,775,301
Liabilities at fair value through profit or loss (Note 3)	1,774,339	268,086
Derivatives (Note 3)	-	94,222
Repo transactions (Note 3)	431,802	-
Other financial liabilities (Note 3)	7,034,877	4,268,401
Financing received from the Argentine Central Bank and other financial institutions (Note 3)	4,693,715	8,033,222
Unsubordinated negotiable Obligations (Note 3 and 16)	11,625,799	9,307,171
Current income tax liabilities	499,533	192,999
Subordinated negotiable obligations (Note 3 and 16)	1,553,577	1,383,817
Provisions	118,950	86,915
Deferred income tax liabilities	39,036	172
Other non-financial liabilities	6,340,342	5,404,345
TOTAL LIABILITIES	146,750,300	123,945,364

SHAREHOLDERS’ EQUITY
Capital stock	456,722	456,722
Paid in capital	8,997,297	8,996,882
Reserves	6,800,154	5,447,192
Retained earnings	-	(911,607)
Other comprehensive income	632,789	598,797
Net income for the period/year	2,490,657	2,567,569
Shareholders’ Equity attributable to owners of the parent company	19,377,619	17,155,555
Shareholders’ Equity attributable to non-controlling interests	16,790	14,622
TOTAL SHAREHOLDERS’ EQUITY	19,394,409	17,170,177
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	166,144,709	141,115,541

The accompanying Notes are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three months period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	03/30/2018
Interest income (Note 10.1)	16,483,972	10,185,739	8,546,453	5,568,929
Interest expenses (Note 10.2)	(13,895,014)	(4,469,399)	(7,175,793)	(2,670,694)
Net interest income	2,588,958	5,716,340	1,370,660	2,898,235
Service fee income (Note 10.4)	3,227,621	2,428,604	1,665,782	1,269,510
Service fee expenses (Note 10.5)	(758,118)	(525,579)	(424,049)	(257,467)
Income from insurance activities (Note 12)	421,122	294,029	217,159	145,282
Net Service Fee Income	2,890,625	2,197,054	1,458,892	1,157,325
Subtotal	5,479,583	7,913,394	2,829,552	4,055,560
Net income from financial instruments (NIFFI) at fair value through profit or loss (Note 10.3)	9,506,596	147,243	4,918,844	(509,279)
Exchange rate difference on gold and foreign currency	(57,584)	1,374,995	270,763	1,226,062
NIFFI And Exchange Rate Differences	9,449,012	1,522,238	5,189,607	716,783
Subtotal	14,928,595	9,435,632	8,019,159	4,772,343
Other operating income (Note 10.6)	1,053,927	746,360	521,025	435,231
Loan loss provisions	(3,103,756)	(1,715,355)	(1,210,757)	(989,229)
Net operating income	12,878,766	8,466,637	7,329,427	4,218,345
Personnel expenses (Note 10.7)	(5,193,686)	(3,105,523)	(2,876,477)	(1,585,226)
Administration expenses (Note 10.8)	(2,799,848)	(2,101,809)	(1,519,361)	(1,175,636)
Depreciations and impairment of non-financial assets (Note 10.9)	(409,216)	(144,750)	(208,774)	(76,314)
Other operating expenses (Note 10.10)	(2,161,260)	(1,638,086)	(1,158,729)	(925,149)
Operating income	2,314,756	1,476,469	1,566,086	456,020
Income before taxes from continuing operations	2,314,756	1,476,469	1,566,086	456,020
Income tax	178,002	(438,229)	337,143	(155,563)
Net income for the period	2,492,758	1,038,240	1,903,229	300,457
Net income for the period attributable to owners of the parent company	2,490,657	993,349	1,901,524	270,715
Net income for the period attributable to non-controlling interests	2,101	44,891	1,705	29,742

The accompanying Notes are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENT OF
COMPREHENSIVE INCOME

For the six and three months period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Net income for the period	2,492,758	1,038,240	1,903,229	300,457

Components of Other Comprehensive Income not to be reclassified to profit or loss	45,703	282,404	-	245,431
Revaluation surplus of property, plant and equipment	(11,426)	(70,601)	-	(59,509)
Income tax	34,277	211,803	-	185,922
Net revaluation surplus of property, plant and equipment	-	381	-	-
Income for the period from equity instrument at fair value through other comprehensive income	-	(114)	-	-
Income tax	-	267	-	-
Net income from equity instrument at fair value through changes in other comprehensive income	34,277	212,070	-	185,922
Total Other Comprehensive Income not to be reclassified to profit or loss
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	(395)	16,897	11,052	22,526
Income tax	110	(1,939)	(3,325)	(3,627)
Net loss from financial instrument at fair value through changes in other comprehensive income	(285)	14,958	7,727	18,899
Total Other Comprehensive Loss to be reclassified to profit or loss	(285)	14,958	7,727	18,899
Total Other Comprehensive Income	33,992	227,028	7,727	204,821
Other comprehensive income attributable to owners of the parent company	33,992	226,800	7,727	204,629
Other comprehensive income attributable to non-controlling interests	-	228	-	192
Total Comprehensive Income	2,526,750	1,265,268	1,910,956	505,278
Total comprehensive income attributable to owners of the parent company	2,524,649	1,220,149	1,909,251	475,344
Total comprehensive income attributable to non-controlling interests	2,101	45,119	1,705	29,934

Earning per share (Note 5)	5.45	2.17	4.16	0.59

The accompanying Notes are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED  INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six month period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non- controlling interest	Total shareholders´ equity
Balance at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	598,797	17,155,555	14,622	17,170,177
Purchase of subsidiaries ‘shares	-	415		-	-	-	415	67	482
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves (Note 11)	-	-	-	1,352,962	(1,352,962)	-	-	-	-
- Dividend distribution (Note 11)	-	-	-	-	(303,000)	-	(303,000)	-	(303,000)
Net Income for the period	-	-	-	-	2,490,657	-	2,490,657	2,101	2,492,758
Other comprehensive income for the period	-	-	-	-	-	33,992	33,992	-	33,992
Balance at June 30, 2019	456,722	8,997,297	91,344	6,708,810	2,490,657	632,789	19,377,619	16,790	19,394,409

Items	Capital stock	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non- controlling interest	Total shareholders´ equity
Balance at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575	150,593	14,520,168
Other movements	-	-	-	-	-	-	-	(39,820)	(39,820)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	-	-	18,589	2,174,764	(2,193,353)	-	-	-	-
- Dividend distribution	-	-	-	-	(243,706)	-	(243,706)	-	(243,706)
Purchase of subsidiaries ‘shares	-	(591)	-	-	-	-	(591)	(110)	(701)
Net Income for the year	-	-	-	-	993,349	-	993,349	44,891	1,038,240
Other comprehensive income for the year	-	-	-	-	-	226,800	226,800	228	227,028
Balance at June 30, 2018	456,722	8,996,587	91,344	5,355,848	81,742	363,184	15,345,427	155,782	15,501,209

The accompanying Notes are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the six month period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

	06/30/2019	06/30/2018
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	2,314,756	1,476,469

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	409,216	144,750
Loan loss provisions	3,103,756	1,715,355
Other adjustments
Exchange rate difference on gold and foreign currency	57,584	(1,374,995)
- Interests from loans and other financing	(16,483,972)	(10,185,739)
- Interests from deposits and financing	13,895,014	4,469,399
- Net income from financial instruments at fair value through profit or loss	(9,506,596)	(147,243)
- Allowances reversed	(174,525)	(102,509)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	10,612,823	1,263,167
Derivatives	(80,726)	3,556
Repo transactions	(35,663)	3,283,602
Loans and other financing
To the non-financial public sector	1,331	2,010
To the other financial entities	(256,085)	(99,210)
To the non-financial sector and foreign residents	12,574,626	(5,429,849)
Other debt securities	1,142,264	(2,842,112)
Financial assets in guarantee	(2,138,748)	(1,345,627)
Investments in equity instruments	1,282	37,601
Other assets	(2,644,308)	534,928

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	(1,046,282)	2,366,941
Financial sector	1,330	7,955
Private non-financial sector and foreign residents	4,882,254	12,419,670
Derivatives	1,506,253	-
Repo operations	(94,222)	191,701
Liabilities at fair value through profit or loss	431,802	5,097
Other liabilities	4,091,164	1,657,184
Income Tax paid	(359,190)	(937,392)

Total operating activities (A)	22,205,138	7,114,709

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(315,102)	(2,027,659)
Purchase of liabilities and equity instruments issued by other entities	-	(38,858)
Purchase of investments in subsidiaries	(160,746)	(1,315,563)

GRUPO SUPERVIELLE S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

For the six month period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

	06/30/2019	06/30/2018
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Purchase of PPE, intangible assets and other assets	65,876	109,446

Total investing activities (B)	(409,972)	(3,272,634)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in investments in subsidiaries that do not result in control loss	482	(701)
Financing received from Argentine Financial Institutions	(4,869,013)	(33,793,444)
Unsubordinated negotiable obligations	(46,949,854)	(226,236)
Subordinated negotiable obligations	(26,150)	(12,985)
Dividends	(303,000)	(243,706)

Cobros:
Financing received from Argentine Financial Institutions	7,187,641	2,423,640
Unsubordinated negotiable obligations	43,610,347	38,231,998
Subordinated negotiable obligations	-	382,477

Total Financing activities (C)	(1,349,547)	6,761,043

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	598,222	1,646,848

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	21,043,841	12,249,966
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.6)	46,976,558	21,425,367
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.6)	68,020,399	33,675,333

The accompanying Notes are an integral part of the Unaudited Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.              BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is investment in other companies. Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The unaudited consolidated condensed interim financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática  S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline.Com Argentina S.A.U., Micro Lending S.A.U. and Supervielle Broker de Seguros S.A..

The main investment of the Company is its shareholding in Banco Supervielle SA, a financial entity included in Law No. 21,526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on August 12, 2019.

1.1.                            Adoption of IFRS

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB). , for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5.5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment. impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity’s equity and results would differ significantly from the balances currently reported.

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Bank has applied the “Minimum allowances for uncollectibility risk” rule set forth in the Liquidity and Solvency rules (LISOL 1) of the BCRA.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these unaudited consolidated condensed financial statements.

The application of IAS 29 “Financial information in hyperinflationary economies” has general effects in these unaudited separate condensed financial statements affecting balances significantly, increasing the Group’s equity and its comprehensive income as of June 30, 2019 approximately to 21,252,875 and 189,168, respectively.

1.2.                            Basis of preparation

These unaudited consolidated condensed interim financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1., and in accordance with the provisions of IAS 34 “Intermediate Financial Information”. These unaudited consolidated condensed interim financial statements do not include all the information that is required for a set of annual complete financial statements and, consequently, their reading is recommended together with the annual financial statements as of December 31, 2018.

(a)     Going concern

As of the date of these unaudited consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

(b)     Measuring unit

The Entity’s unaudited consolidated condensed interim financial statements recognize the changes in the purchasing power of the currency until February 28, 2003, after adjusting for inflation, as of that date, as required by the Communication “ A “3921 BCRA, taking considerations on Note 1.1.(b).

(c)     New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases”, which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

will impact the negotiations between landlords and tenants. Through the Com. “A” 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019.

The impact of the adoption of IFRS 16 is detailed in Note 9 to these unaudited consolidated condensed interim financial statements.

(d)     New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

The new published standards, modifications and interpretations are listed below, which still have not entered into force for financial years starting as of January 1, 2019, and have not been adopted in advance:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” as replacement for IFRS 4. It requires a current measurement model where estimates are re-measured each reporting period. Contracts are measured using the building blocks of discounted probability-weighted cash flows, an explicit risk adjustment, and a contractual service margin representing the unearned profit of the contract which is recognized as revenue over the coverage period. This standard is effective for fiscal years beginning on or after January 1, 2021. The Group is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3.                            Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2018, except for the modification to the accounting policy for leases described in Note 1.2. (C).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax. , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

1.4.                            Consolidation

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2019		12/31/2018
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.03%	99.89% (1)	97.03%	99.89% (1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%	95.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Company	Condition	Legal Adress	Principal Activity	Percentage of Participation
				06/30/2019		12/31/2018
				Direct	Direct and Indirect	Direct	Direct and Indirect
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Real State	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Retail Services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.00%	100.00%	-	-

(1)         Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S.A votes amounts to 99,87% as of 06/30/19 and 12/31/2018.

(2)         All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

1.5.                            Consolidated Structured Entities

Regarding the financial statements as of December 31, 2018 the following consolidated structured entities have been consolidated as of the date of these unaudited consolidated condensed interim financial statements:

Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Issued Securities
					Type	Amount	Type	Amount
Banco Supervielle S.A.	Serie 97	03/27/2018	03/20/2020	$ 750,000	VDF TV A	VN$ 712,500	CP	VN$ 37,500
Cordial Compañía Financiera S.A.	XX	04/08/2019	01/15/2022	$ 600,000	VDF	VN$ 480,000	CP	VN$ 120,000
Cordial Compañía Financiera S.A.	XXI	06/24/2019	06/15/2022	$ 1,000,000	VDF	VN$ 220,000	CP	VN$ 780,000
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$ 39,779	VDF TV A VDF B	VN$ 31,823 VN $ 6,364	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$ 40,652	VDF TV A VDF B	VN$ 32,522 VN $ 6,504	CP	VN$ 1,626
Micro Lending S.A.U.	V	08/21/2014	05/20/2019	$ 42,258	VDF TV A VDF B	VN$ 33,807 VN $ 6,761	CP	VN$ 1,690
Micro Lending S.A.U.	VI	12/02/2014	10/20/2019	$ 40,375	VDF TV A VDF TV B	VN$ 32,300 VN $ 6,460	CP	VN$ 1,615
Micro Lending S.A.U.	VII	04/01/2015	04/20/2020	$ 40,062	VDF TV A VDF TV B	VN$ 32,851 VN $ 4,006	CP	VN$ 3,205
Micro Lending S.A.U.	VIII	07/24/2015	07/20/2020	$ 59,173	VDF TV A VDF TV B	VN $ 48,522 VN $ 8,284	CP	VN$ 2,367
Micro Lending S.A.U.	IX	05/18/2015	09/15/2020	$ 58,606	VDF TV A VDF TV B	VN $ 48,057 VN $ 7,033	CP	VN$ 3,516

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized Amount	Issued Securities
					Type	Amount	Type	Amount
Micro Lending S.A.U.	X	08/24/2015	12/20/2020	$ 56,357	VDF TV A VDF TV B	VN $ 46,213 VN $ 7,890	CP	VN$ 2,254
Micro Lending S.A.U.	XI	10/30/2015	01/15/2021	$ 67,310	VDF TV A VDF TV B	VN $ 55,194 VN $ 9,423	CP	VN$ 2,693
Micro Lending S.A.U.	XII	01/14/2016	05/15/2021	$ 64,843	VDF TV A VDF TV B	VN $ 58,358 VN $ 3,891	CP	VN$ 2,594
Micro Lending S.A.U.	XIII	05/13/2016	09/15/2021	$ 69,988	VDF TV A VDF TV B	VN $ 63,689 VN $ 3,499	CP	VN$ 2,800
Micro Lending S.A.U.	XIV	09/01/2016	05/15/2022	$ 69,144	VDF TV A VDF TV B	VN $ 62,230 VN $ 4,149	CP	VN$ 2,766
Micro Lending S.A.U.	XV	10/27/2016	01/15/2022	$ 79,342	VDF TV A VDF TV B	VN $ 67,758 VN $ 8,093	CP	VN$ 3,491
Micro Lending S.A.U.	XVI	01/10/2017	03/15/2022	$ 88,354	VDF TV A VDF TV B	VN $ 76,868 VN $ 7,598	CP	VN$ 3,888
Micro Lending S.A.U.	XVII	08/23/2017	07/22/2022	$ 129,952	VDF TV A VDF TV B	VN $ 97,464 VN $ 7,940	CP	VN$ 24,548
Micro Lending S.A.U.	XVIII	12/01/2017	10/15/2022	$ 119,335	VDF TV A VDF TV B	VN $ 89,501 VN $ 7,291	CP	VN$ 22,543

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity. Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Company has evaluated the following:

• The purpose and design of the trust

• Identification of relevant activities

• Decision-making process on these activities

• If the rights that the Group owns allow it to direct the relevant activities of the trust

• If the Group is exposed, or is entitled to the variable results from its participation in said trust

• If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of June 30, 2019:

06/30/2019
Assets
Loans	1,849,498
Financial assets	103,966
Other assets	7,149
Total Assets	1,960,613
Liabilities
Financial liabilities	1,342,460
Other liabilities	45,029
Total Liabilities	1,387,489

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.6.                            Cash and due from banks

Cash and due from Banks item includes available cash and available deposits in Banks.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

Item	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash and due from banks	26,481,533	33,687,553	19,692,684	11,097,803
Debt securities at fair value through profit or loss	40,540,014	12,633,443	13,160,269	9,646,700
Money Market Funds	998,852	655,562	822,380	680,864
Cash and cash equivalents	68,020,399	46,976,558	33,675,333	21,425,367

Conciliations between balances of Statement of Financial Position and items considered cash and cash equivalents as specified below:

Items	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash and due from Banks
As per Statement of Financial Position	26,481,533	33,687,553	19,692,684	11,097,803
As per the Statement of Cash Flows	26,481,533	33,687,553	19,692,684	11,097,803
Debt securities at fair value through profit or loss
As per Statement of Financial Position	41,912,458	15,112,115	13,654,688	11,404,286
Securities not considered as cash equivalents	(1,372,444)	(2,478,672)	(494,419)	(1,757,586)
As per the Statement of Cash Flows	40,540,014	12,633,443	13,160,269	9,646,700
Money Market Funds
As per Statement of Financial Position – Other financial assets	2,951,281	1,715,534	2,118,375	1,614,444
Other financial assets not considered as cash	(1,952,429)	(1,059,972)	(1,295,995)	(933,580)
As per the Statement of Cash Flow	998,852	655,562	822,380	680,864

2.              SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-            Retail Banking – Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.

b-      Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.

c-            Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-     Consumer – Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-       Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-        Mutual Fund Administration and Other Segments – Includes MFs administered by the Group. Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online.Com Argentina S.A.U. and InvertirOnline S.A.U..

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out, transfer prices between segments are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Entity does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

The following chart includes information by segment as of June 30, 2019 and 2018:

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2019
Interest income	7,637,053	6,100,531	1,193,287	2,101,465	-	146,391	(694,755)	16,483,972
Interest expenses	(3,271,703)	(1,170,162)	(8,783,359)	(1,357,895)	-	(83,704)	771,809	(13,895,014)
Distribution of results by Treasury	2,001,511	(2,436,972)	435,461	-	-	-	-	-
Net interest income	6,366,861	2,493,397	(7,154,611)	743,570	-	62,687	77,054	2,588,958
Services Fee Income	1,997,919	354,850	15,457	708,925	-	251,471	(101,001)	3,227,621
Services Fee Expenses	(454,706)	(37,564)	(23,194)	(258,216)	-	(15,429)	30,991	(758,118)
Income from insurance activities	-	-	-	-	348,257	-	72,865	421,122
Net Service Fee Income	1,543,213	317,286	(7,737)	450,709	348,257	236,042	2,855	2,890,625
Subtotal	7,910,074	2,810,683	(7,162,348)	1,194,279	348,257	298,729	79,909	5,479,583
Net income from financial instruments at fair value through profit or loss	4,970	-	9,186,380	(26,655)	177,908	62,470	101,523	9,506,596
Exchange rate difference on gold and foreign currency	416,302	76,167	(548,712)	(760)	-	5,829	(6,410)	(57,584)
NIFFI And Exchange Rate Differences	421,272	76,167	8,637,668	(27,415)	177,908	68,299	95,113	9,449,012
Other operating income	428,732	388,294	55,224	129,654	2,886	69,747	(20,610)	1,053,927
Loan loss provisions	(1,174,091)	(1,105,521)	17,292	(828,463)	-	(12,973)	-	(3,103,756)
Net operating income	7,585,987	2,169,623	1,547,836	468,055	529,051	423,802	154,412	12,878,766
Personnel expenses	(3,526,753)	(668,917)	(229,846)	(495,329)	(61,002)	(149,213)	(62,626)	(5,193,686)
Administration expenses	(1,809,783)	(248,249)	(134,165)	(422,612)	(90,968)	(111,834)	17,763	(2,799,848)
Depreciations and impairment of non-financial assets	(293,901)	(48,009)	(30,324)	(21,225)	(2,872)	(1,620)	(11,265)	(409,216)
Other operating expenses	(1,147,019)	(552,092)	(163,538)	(247,477)	(773)	(41,843)	(8,518)	(2,161,260)
Operating income	808,531	652,356	989,963	(718,588)	373,436	119,292	89,766	2,314,756
Result from associates and joint ventures	-	-	-	2,171	-	-	(2,171)	-
Result before taxes from continuing operations	808,531	652,356	989,963	(716,417)	373,436	119,292	87,595	2,314,756
Income tax	21,298	11,455	26,082	198,992	(84,345)	2,817	1,703	178,002
Net income	829,829	663,811	1,016,045	(517,425)	289,091	122,109	89,298	2,492,758
Net income for the period attributable to owners of the parent company	829,829	663,811	1,016,045	(517,425)	289,091	122,109	87,197	2,490,657
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	2,101	2,101
Other comprehensive income	-	-	(173)	-	(82)	-	34,247	33,992
Other comprehensive income attributable to owners of the parent company	-	-	(173)	-	(82)	-	34,247	33,992
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	-	-
Comprehensive income for the period	829,829	663,811	1,015,872	(517,425)	289,009	122,109	123,545	2,526,750
Comprehensive income attributable to owners of the parent company	829,829	663,811	1,015,872	(517,425)	289,009	122,109	121,444	2,524,649
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	2,101	2,101

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2019
Cash and due from banks	4,559,904	232,510	21,269,951	332,034	3,182	1,065,209	(981,257)	26,481,533
Debt securities at fair value through profit or loss	13,370	8,967	42,286,703	166,762	-	135,140	(698,484)	41,912,458
Loans and other financing	32,016,317	38,929,885	3,185,548	6,419,845	399,767	436,065	(1,360,655)	80,026,772
Other Assets	1,307,079	546,652	8,113,920	1,691,681	1,003,449	496,048	4,565,117	17,723,946
Total Assets	37,896,670	39,718,014	74,856,122	8,610,322	1,406,398	2,132,462	1,524,721	166,144,709

Liabilities by segments
Deposits	62,189,959	12,043,238	37,742,224	1,861,644	-	-	(1,198,735)	112,638,330
Financing received from the Argentine Central Bank and others financial institutions	12,404	1,035,757	3,601,461	7,417	-	231,597	(194,921)	4,693,715
Unsubordinated Negotiable obligations	155,352	104,194	10,809,814	542,532	-	30,007	(16,100)	11,625,799
Other liabilities	4,054,455	2,118,323	4,300,870	3,431,963	728,868	1,391,136	1,766,841	17,792,456
Total Liabilities	66,412,170	15,301,512	56,454,369	5,843,556	728,868	1,652,740	357,085	146,750,300

Result by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2018
Interest income	4,425,625	3,273,531	308,851	2,118,952	-	139,278	(80,498)	10,185,739
Interest expenses	(1,073,905)	(244,718)	(2,570,357)	(581,034)	-	(94,863)	95,478	(4,469,399)
Distribution of results by Treasury	419,492	(1,587,134)	1,167,642	-	-	-	-	-
Net interest income	3,771,212	1,441,679	(1,093,864)	1,537,918	-	44,415	14,980	5,716,340
Services Fee Income	1,445,455	206,152	9,347	589,120	-	159,189	19,341	2,428,604
Services Fee Expenses	(298,413)	(15,134)	(26,085)	(446,871)	-	(4,176)	265,100	(525,579)
Income from insurance activities	-	-	-	-	222,117	-	71,912	294,029
Net Service Fee Income	1,147,042	191,018	(16,738)	142,249	222,117	155,013	356,353	2,197,054
Subtotal	4,918,254	1,632,697	(1,110,602)	1,680,167	222,117	199,428	371,333	7,913,394
Net income from financial instruments at fair value through profit or loss	13,288	(3,708)	(178,351)	(189,663)	44,969	29,596	431,112	147,243
Exchange rate difference on gold and foreign currency	234,453	22,890	1,074,551	1,872	-	9,397	31,832	1,374,995
NIFFI And Exchange Rate Differences	247,741	19,182	896,200	(187,791)	44,969	38,993	462,944	1,522,238
Other operating income	306,087	253,400	32,023	197,254	1,754	24,139	(68,297)	746,360
Loan loss provisions	(580,568)	(240,674)	(16,129)	(860,119)	-	(17,865)	-	(1,715,355)
Net operating income	4,891,514	1,664,605	(198,508)	829,511	268,840	244,695	765,980	8,466,637
Personnel expenses	(2,043,446)	(361,760)	(126,470)	(418,626)	(39,349)	(40,930)	(74,942)	(3,105,523)
Administration expenses	(1,384,769)	(156,958)	(62,069)	(391,607)	(52,624)	(54,943)	1,161	(2,101,809)
Depreciations and impairment of non-financial assets	(91,354)	(28,709)	(6,827)	(15,860)	(1,555)	(147)	(298)	(144,750)
Other operating expenses	(906,041)	(289,134)	(164,415)	(254,682)	(106)	(16,902)	(6,806)	(1,638,086)
Operating income	465,904	828,044	(558,289)	(251,264)	175,206	131,773	685,095	1,476,469
Result from associates and joint ventures	-	-	-	407	-	-	(407)	-
Result before taxes from continuing operations	465,904	828,044	(558,289)	(250,857)	175,206	131,773	684,688	1,476,469
Income tax	(175,415)	(349,907)	308,892	(9,338)	(61,611)	(58,998)	(91,852)	(438,229)
Net income	290,489	478,137	(249,397)	(260,195)	113,595	72,775	592,836	1,038,240
Net income for the period attributable to owners of the parent company	246,088	478,137	(249,397)	(260,195)	113,595	72,775	592,346	993,349
Net income for the period attributable to non-controlling interest	44,401	-	-	-	-	-	490	44,891
Other comprehensive income	(14,704)	112,547	107,723	218	13,531	-	7,713	227,028
Other comprehensive income attributable to owners of the parent company	(14,704)	112,547	107,723	218	13,531	-	7,485	226,800
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	228	228
Comprehensive income for the period	275,785	590,684	(141,674)	(259,977)	127,126	72,775	600,549	1,265,268
Comprehensive income attributable to owners of the parent company	231,384	590,684	(141,674)	(259,977)	127,126	72,775	599,831	1,220,149
Comprehensive income attributable to non-controlling interests	44,401	-	-	-	-	-	718	45,119

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Asset by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2018

Cash and due from banks	2,981,256	249,357	16,202,898	58,519	3,161	544,464	(346,971)	19,692,684
Debt securities at fair value through profit or loss	-	-	13,445,260	10,479	143,560	55,389	-	13,654,688
Loans and other financing	27,426,571	37,544,945	3,683,609	8,143,968	207,568	1,091,330	(3,571,319)	74,526,672
Other Assets	958,440	44,722	3,956,254	863,847	424,282	781,257	5,886,132	12,914,934
Total Assets	31,366,267	37,839,024	37,288,021	9,076,813	778,571	2,472,440	1,967,842	120,788,978

Liabilities by segments	Retail Banking	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 06.30.2018

Deposits	42,807,758	6,202,898	26,764,507	436,708	-	-	(539,221)	75,672,650
Financing received from the Argentine Central Bank and others financial institutions	9,819	3,321,189	4,334,740	719,740	-	487,520	(910,187)	7,962,821
Unsubordinated Negotiable obligations	-	-	8,795,113	1,564,376	-	68,336	358,549	10,786,374
Other liabilities	3,340,582	515,737	1,283,463	4,019,199	346,575	1,556,266	(195,898)	10,865,924
Total Liabilities	46,158,159	10,039,824	41,177,823	6,740,023	346,575	2,112,122	(1,286,757)	105,287,769

3.              FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of June 30, 2019:

Instrument portfolio as of 06/30/2019	Fair value - PL	Amortized Cost	Fair value - OCI	Total
Assets
- Cash and due from banks	3,941	26,477,592	-	26,481,533
- Debt securities at fair value through profit or loss	41,912,458	-	-	41,912,458
- Derivatives	96,650	-	-	96,650
- Repo transactions	-	35,663	-	35,663
- Other financial assets	361,148	2,590,133	-	2,951,281
- Loans and other financing	-	80,026,772	-	80,026,772
- Other debt securities	-	3,168,799	32	3,168,831
- Financial assets in guarantee	3,995,376	150,589	-	4,145,965
- Investments in Equity Instruments	151	-	8,971	9,122
Total Assets	46,369,724	112,449,548	9,003	158,828,275
Liabilities
- Deposits	-	112,638,330	-	112,638,330
-Liabilities at fair value through profit or loss	1,774,339	-	-	1,774,339
- Repo transactions	-	431,802	-	431,802
- Other financial liabilities	4,939,282	2,095,595	-	7,034,877
- Financiaciones recibidas del BCRA y otras instituciones financieras	-	4,693,715	-	4,693,715
- Obligaciones negociables emitidas	-	11,625,799	-	11,625,799

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Instrument portfolio as of 06/30/2019	Fair value - PL	Amortized Cost	Fair value - OCI	Total
- Obligaciones negociables subordinadas	-	1,553,577	-	1,553,577
Total Liabilities	6,713,621	133,038,818	-	139,752,439

Valuation Techniques

Valuation techniques to determine fair values Level 2 include the following:

-      Market or quoted prices for similar instruments.

-      The estimated present value of instruments.

All fair value calculations are included in level 2. To such ends, the Entity utilizes valuation techniques through spot rate curves which calculate the yield upon market prices. They are detailed below:

- Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market (MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

- Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration.  As of June 30, 2019, no differences have been recorded.

3.1       Fair Value of Financial Instruments

The financial instruments of the group measured at fair value as of June 30, 2019 are detailed below:

Instrument portfolio as of 06/30/2019	FV level 1	FV level 2	FV level 3
Assets
- Cash and due from banks	3,941	-	-
- Debt securities at fair value through profit or loss	2,671,285	39,241,173	-
- Derivatives	96,650	-
- Other financial assets	361,148	-	-
- Other debt securities	32	-	-
- Financial assets in guarantee	3,995,376	-	-
- Investments in Equity Instruments	151	8,971	-
Total Assets	7,128,583	39,250,144	-
Liabilities
- Liabilities at fair value through profit or loss	1,774,339	-	-
- Other financial liabilities	4,939,282	-	-
Total Liabilities	6,713,621	-	-

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

3.2 Fair Value of Other Financial Instruments

The following describes methodologies and assumptions utilized to determine fair values of financial instruments that have not been recorded at fair value in these financial statements:

-    Assets which fair value is similar to that of the book value: For financial liquid assets and liabilities with short term maturity (less than three months), it has been determined that the book value is similar to the fair value.

-    Fixed rate financial instruments: The fair value of financial assets has been determined by discounting future fund flows at current offered market rates for each fiscal year for financial instruments of similar features.

-    For quoted assets and quoted debt issued at fair value, the fair value has been determined in accordance to market prices.

-    Other financial instruments: For financial liquid assets and liabilities with short term maturity, the fair value is deemed to be similar to that of the accounting value. Such assumption also applies to savings account deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2019:

Other Financial Instruments as of 06/30/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	26,477,592	26,477,592	26,477,592	-	-
-Other financial assets	2,590,133	2,590,133	2,590,133	-
-Loans and other financing	80,026,772	82,684,644	-	-	82,684,644
- Repo transactions	35,663	35,663	35,663	-	-
- Other Debt Securities	3,168,799	2,762,437	2,762,437	-	-
-Financial assets in as guarantee	150,589	150,589	150,589	-	-
	112,449,548	114,701,058	32,016,414	-	82,684,644
Financial Liabilities
-Deposits	112,638,330	111,870,885	-	-	111,870,885
-Other financial liabilities	2,095,595	2,095,595	2,095,595	-	-
- Repo transactions	431,802	431,802	431,802	-	-
-Finances received from the BCRA and other financial institutions	4,693,715	4,662,484	-	-	4,662,484
- Unsubordinated negotiable obligations	11,625,799	11,625,799	11,625,799	-	-
- Subordinated Negotiable Obligations	1,553,577	1,641,630	1,641,630	-	-
	133,038,818	132,328,195	15,794,826	-	116,533,369

4.              RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Controlling entities

Mr. Julio Patricio Supervielle is the main shareholder of the Group. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of June 30, 2019 and December 31, 2018, is 35.43% and 69.40%, respectively.

Subsidiaries

The related parties and the detail of the nature of their relationship are developed in Note 1.4.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

See balances and transactions with related parties in Note 9 of the unaudited consolidated condensed interim financial statements.

5.              EARNINGS PER SHARE

Earnings per share is calculated by dividing profit or loss attributable to the Group´s shareholders by the weighted average number of ordinary shares outstanding during the period. Since the Group does not hold preferred shares or convertible shares, the basic earning per share is the same as that diluted per share.

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Income attributable to shareholders of the Group	2,490,657	993,349	1,901,524	270,715
Weighted average of ordinary shares (thousands)	456,722	456,722	456,722	456,722
Income per share	5.45	2.17	4.16	0.59

6.              PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of June 30, 2019 and December 31, 2018, are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	Disposals	Of the period	At the end of the period	06/30/2019	31/12/2018
Cost model
Land and Buildings	4,985	50			(1,730)		(1,226)	(2,956)	2,029	3,255
Furniture and fitting	171,163	10	13,429	(2,334)	(79,171)	968	(11,269)	(89,472)	92,786	91,992
Machinery and equipment	686,250	5	23,884	(1,135)	(410,420)	-	(67,688)	(478,108)	230,891	275,830
Vehicles	73,561	5	8,629	(9,521)	(21,898)	81	(7,095)	(28,912)	43,757	51,663
Other miscellaneous assets	15	5	-	-	(15)	-	-	(15)	-	-
Construction in progress	251,264	-	89,800	(51,358)	-	-	-	-	289,706	251,264
Revaluation model
Land and Buildings	1,186,113	50	-	-	(82,714)	-	(10,339)	(93,053)	1,093,060	1,103,399
Total	2,373,351		135,742	(64,348)	(595,948)	1,049	(97,617)	(692,516)	1,752,229	1,777,403

7.              INVESTMENT PROPERTIES

The movements in investment properties as of June 30, 2019 and December  31, 2018 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation			Net carrying
					At the beginning of the year	Of the period	At the end of the period	06/30/2019	31/12/2018
Measurement at cost
Other investment properties	5,995	50	-	-	(473)	(372)	(845)	5,150	5,522
Measurement at fair value
Rented properties	407,300	50	-	(457)	-	-	-	406,843	407,300
Total	413,295		-	(457)	(473)	(372)	(845)	411,993	412,822

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

8.              INTANGIBLE ASSETS

Intangible assets of the Group as of June 30, 2019 and December 31, 2018, are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	06/30/2019	31/12/2018	At the end of the period	06/30/2019	31/12/2018
Measurement at cost
Goodwill	1,227,082		6,699	(729)	(2,394)	-	-	(2,394)	1,230,658	1,224,688
Brands	72,348		-		-	-	-	-	72,348	72,348
Licenses	32,084	3	26,070	(318)	(8,600)	-	(10,863)	(19,463)	38,373	23,483
Other intangible assets	1,132,480		146,591	(1,156)	(491,183)	83	(91,867)	(582,967)	694,948	641,298
TOTAL	2,463,994		179,360	(2,203)	(502,177)	83	(102,730)	(604,824)	2,036,327	1,961,817

Depreciation for the year is included in the line “Depreciations and impairment of non-financial assets” in the statement of comprehensive income.

9.              LEASES

The Group has adopted IFRS 16 retrospectively since January 1, 2019, without modifying the comparative information for fiscal year 2018, as permitted under the specific transition provisions set forth in the standard. The reclassifications and adjustments resulting from the application of this new standard have therefore been recognized in the balances beginning on January 1, 2019.

At the date of adoption, the Group has recognized lease liabilities in relation to operations previously classified as “operating leases” under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using the current funding rate. on January 1, 2019.

For transactions previously classified as “financial leases”, the Entity has recognized the right of use and the lease liability based on book value prior to the date of initial application of the standard, being the measurement principles of IFRS 16 then applied from that date.

The amount of the lease liabilities for the application of IFRS 16, is included in the line “Other financial liabilities” amounts to June 30, 2019 to $ 851,385. The interests from the lease liabilities amounts to $84,285. The right of use registered at such date by the Group as lessee is related to the following types of assets:

	Real State	Total
Cost	940,510	940,510
Accumulated depreciation	(178,332)	(178,332)
Total at 06/30/2019	762,178	762,178

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

10.       COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
10.1 Interest income
Interest on overdrafts	1,648,158	933,537	863,177	520,236
Interest on promissory notes	2,150,073	1,389,301	1,170,153	754,261
Interest on personal loans	5,057,316	4,298,755	2,577,357	2,226,616
Interest on promissory notes	2,225,428	830,758	1,122,029	436,522
Interest on credit card loans	1,961,614	1,195,578	996,811	618,793
Interest on mortgage loans	1,377,853	439,002	789,108	286,258
Interest on automobile and other secured loan	291,958	182,868	157,452	163,302
Interest from foreign trade and USD loans	683,582	356,027	365,535	204,343
Interest on financial leases	485,793	313,611	238,536	164,566
Others	602,197	246,302	266,295	194,032
Total	16,483,972	10,185,739	8,546,453	5,568,929

10.2 Interest expenses
Interest on current accounts deposits	2,796,841	792,212	1,447,748	592,606
Interest on time deposits	7,352,565	1,624,992	3,681,922	910,483
Interest on other liabilities from financial transactions	2,922,439	1,742,468	1,604,866	931,964
Interest from financing from financial sector	384,394	163,612	182,533	107,466
Others	438,775	146,115	258,724	128,175
Total	13,895,014	4,469,399	7,175,793	2,670,694

10.3 Net income from financial instruments at fair value through profit or loss	06/30/2019	06/30/2018	06/06/2019	06/30/2018
Income from corporate and government securities	765,844	858,384	171,326	554,585
Income from securities issued by the Argentine Central Bank	8,734,829	920,432	4,800,791	493,465
Derivatives	5,923	(1,631,573)	(53,273)	(1,557,329)
Total	9,506,596	147,243	4,918,844	(509,279)

10.4 Service fee income
Commissions from deposit accounts	1,323,798	922,262	673,653	478,497
Commissions from credit and debit cards	989,252	863,622	507,596	452,814
Commissions from loans operations	124,194	110,418	58,961	63,716
Commissions from foreign trade	124,232	89,438	69,059	45,502
Commissions from miscellaneous operations	624,209	386,607	334,150	199,294
Others	41,936	56,257	22,363	29,687
Total	3,227,621	2,428,604	1,665,782	1,269,510

10.5 Service fee expenses

Commissions paid	725,323	515,071	404,558	252,169
Export and foreign currency operations	32,795	10,508	19,491	5,298
Total	758,118	525,579	424,049	257,467

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
10.6 Other operating incomes
Loans recovered and allowances reversed	174,525	102,509	86,810	42,591
Insurance commissions	33,456	114,808	4,724	65,618
Rental from safety boxes	105,643	75,682	55,455	39,128
Commissions from trust services	10,654	6,218	9,859	(2,842)
Returns of risk funds	98,920	52,947	56,555	19,971
Sales of property, plant and equipment	10,239	99,943	4,791	85,140
Miscellaneous credit adjustments	58,048	35,601	28,658	22,360
Default interests	192,595	68,078	77,476	38,986
Others	369,847	190,574	196,697	124,279
Total	1,053,927	746,360	521,025	435,231

10.7 Personnel expenses

Payroll and social securities	4,732,792	2,694,053	2,740,979	1,282,599
Others expenses	460,894	411,470	135,498	302,627
Total	5,193,686	3,105,523	2,876,477	1,585,226

10.8 Administration expenses

Directors´ and statutory auditors´fees	113,878	56,823	72,052	36,126
Other fees	401,993	582,201	34,939	324,630
Advertising and publicity	205,787	177,224	113,118	116,621
Taxes	566,844	410,167	296,060	224,094
Maintenance, security and services	629,726	436,213	326,242	223,800
Rent	25,904	160,741	16,454	85,285
Others	855,716	278,440	660,496	165,080
Total	2,799,848	2,101,809	1,519,361	1,175,636

10.9 Depreciation and impairment of non-financial assets

Depreciation of property, plant and equipment (Note 7)	97,617	79,638	48,978	41,501
Depreciation of other non-financial assets	30,053	25,179	15,756	13,959
Amortization of intangible assets (Note 8)	102,730	39,933	54,373	20,854
Depreciation of leases	178,816	-	89,667	-
Total	409,216	144,750	208,774	76,314

10.10 Other operating expenses

Promotions related with credit cards	182,583	168,445	91,808	86,665
Turnover tax	1,409,404	1,025,773	723,588	588,733
Result by initial recognition of loans	88,571	177,817	45,554	107,651
Charges paid to National Social Security Administration (ANSES)	76,983	56,435	44,726	29,797
Operational losses	6,476	17,601	3,519	13,594
Losses on quota refund	53,989	30,728	38,871	15,035
Interests for leases liabilities	84,285	-	44,047	-
Coverage services	6,628	23,681	1,609	10,488
Contributions made to deposit insurance fund	94,189	53,777	50,340	26,174
Others	158,152	83,829	114,667	47,012
Total	2,161,260	1,638,086	1,158,729	925,149

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

11.       DIVIDENDS

On April 26, 2019, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2018:

*       Dividends in cash: 303,000.

*       Other reserve: 1,352,962

The results of the 2018 fiscal year had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards (IFRS) from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962.

12.       INCOME FROM INSURANCE ACTIVITIES

The composition of “Result from insurance activities” as of June 30, 2019 and 2018, is as follows:

Item	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Accrued premiums	660,780	511,052	345,229	266,148
Accrued losses	(55,584)	(104,152)	(15,633)	(67,338)
Production expenses	(184,074)	(112,871)	(112,437)	(53,528)
Total	421,122	294,029	217,159	145,282

13.       CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency. In May 2016, the amount was updated to Ps. 450, through Communication “A” 5943. By communication “A” 6654, effective from March 1, 2019, said limit reaches the sum of 1,000.

This deposit does not include deposits made by other financial institutions (including fixed-term certificates acquired through secondary trading), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees and , demand deposits agreed at a rate higher than that periodically established by the BCRA on the basis of the daily survey carried out by said institution (*) and deposits and forward investments that exceed 1.3 times said rate or rate of reference plus 5 percentage points, whichever was greater (*). Also excluded are deposits whose ownership has been acquired via endorsement and deposits that offer additional incentives to the interest rate. The system has been implemented through the creation of a fund called “Deposit Guarantee Fund” (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the BCRA and the financial entities in the proportion determined for each one of them by the contributions made to said fund.

(*) Effective as of January 20, 2019, by provision of the “A” 6435, these exclusions are as follows: Demand deposits in which interest rates are agreed above the reference rates and deposits and investments that exceed 1.3 times that rate. The reference rates are periodically disseminated by the BCRA according to the moving average of the last five banking business days of the deposit rates that for fixed-term deposits of up to 100 (or its equivalent in other currencies), arise from the survey carried out by the Central Bank.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

14.       RESTRICTED ASSETS

As of June 30, 2019 and December 31, 2018, there are assests of Grupo Supervielle that are restricted according to the following detail:

	06/30/2019	31/12/2018
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	1,528,064	1,357,904
	1,528,064	1,357,904
Miscellaneous Receivables
Trust guarantee deposits	5,688	3,333
Guarantee deposits for currency forward transactions	1,791,225	282,207
Guarantee deposits for credit cards transactions	241,681	244,417
Other guarantee deposits (*)	96,822	113,904
Guarantee deposits for repo transactions	42,982	-
	2,178,398	643,861

(*) As of  June 30, 2019 and December 31, 2018, the obligation to set up a guarantee amounting to USD 1,000 securing commitments assumed by Banco Banex S.A. (currently absorbed by Banco Supervielle S.A.) as awardee of the former Banco San Luis S.A. –in its capacity as Financial Agent of that province as from August 1, 1996-, is recorded under this caption for a total of $1,000. These assets represent immobilized assets from the point of view of the prudential regulations established by the Argentine Central Bank.

15.       COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018 and the elapsed until June 30, 2019, accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

16.       NEGOTIABLE OBLIGATIONS

Grupo Supervielle S.A.

As December 31, 2018, Grupo Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Class	Issuance date	Currency	Amount (in thousands)	Rate	Maturity date	06/30/2019	12/31/2018
XIII	01/31/2014		$23,100	BADLAR + 6,25%	01/31/2019	-	28,023
Total						-	28,023

Banco Supervielle S.A.

On December 21, 2018 the Board of Banco Supervielle S.A. approved the issuance of non-subordinated Negotiable Obligations class F for an amount of up to $ 3,000,000,000 (three billion pesos) within the Global Program of Negotiable Obligations. The suscription period ended on January 31, 2019.

As of June 30, 2019 and December 31, 2018, Banco Supervielle S.A. recorded the following series of negotiable obligations pursuant to the following issuance conditions:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	06/30/2019	12/31/2018
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42 Months	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	4,144,374	4,200,603
12/22/17	$	B	629,000	100% at mat,	24 Months	12/22/2019	Floating TM20 + 3.25%	600,322	600,155

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	06/30/2019	12/31/2018
12/22/17	$	C	659,750	3 installments: 12-22-2020 33,33%, 06-22-2021 33,33%, and upon maturity 33,34%,	48 Months	12/22/2021	Floating Badlar + 4.25%	667,333	667,236
02/14/18	$	D	748,889	100% at mat,	18 Months	08/14/2019	Floating Badlar of Private Banks + 3.5%	771,318	768,861
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60 Months	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,618,397	1,687,173
02/04/19	$	F	3,000,000	100% at mat,	9 Months	11/04/2019	Floating Badlar of Private Banks + 4.85%	3,267,616	-
							Total	11,069,360	7,924,028

Subordinated Negotiable Obligations

The following is a detail of the current issues as of June 30, 2019 and December 31, 2018:

Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	06/30/2019	12/31/2018
08/20/2013	U$S	III	22.500	100% at mat.	84 Months	08/20/20	7%	978,400	871,571
11/18/2014	U$S	IV	13.441	100% at mat.	84 Months	11/18/21	7%	575,177	512,246
Total								1,553,577	1,383,817

Cordial Compañía Financiera S.A: Program for the Issuance of Negotiable Obligations

The following is a detail of the current issues as of June 3, 2019 and December 31, 2018:

Class	Issuance Date	Maturity Date	FV	Rate	06/30/2019	03/31/2018
Class XIV	05/11/2017	05/11/2019	440,000	Floating BADLAR + 3,50%	-	397,590
Class XV	08/24/2017	02/23/2019	413,500	Floating BADLAR + 3,75%	-	365,401
Class XVI	11/22/2017	11/21/2019	540,500	Variable TNA 4,25%+ TM20	526,432	541,013
Total					526,432	1,304,004

As of June 30, 2019, Banco Supervielle S.A. maintained in its own portfolio Class XVI Negotiable Obligations, issued by Cordial Compañía Financiera, for an amount of 16,100.

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the current issues as of June 30, 2019 and December 31, 2018:

Class	Issuance Date	Maturity Date	F.V.	Rate	06/30/2019	12/31/2018
Clase II	08/16/2016	08/16/2019	60,000	Floating BADLAR + 5,00%	6,672	20,004
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	23,335	31,112
Total					30,007	51,116

17.       FINANCIAL TRUSTS

The detail of the financial trusts in which Banco Supervielle S.A acts as Trustee or as Trustee is summarized below:

As Trustee:

Below is a detail of the financial trust where the Group acts as a trustee or as a settler:

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Guarantee Management Trusts

Trustee: Banco Supervielle

Guarantee management trusts in which Banco Supervielle S.A acts as trustee as of June 30, 2019:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Credimas	01/11/2013	On 06/09/2018 an extinction agreement was reached			Banco Supervielle S.A.	Credimas S.A.
Asministration trust Interconnection 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	12/09/2018, or until the termination of payment obligations through Disbursements (the “Extinction date”)	-	-

Diservel S.R.L., Ingenias S.R.L, Geotecnia (Inv. Calvente), Newen Ingenieria  S.A., Ingiciap S.A., Mercados Energeticos, Diservel S.R.L.)

and the suppliers of works, goods and services included in the Project.

Interconexion Electrica Rodeo S.A.

On the occasion of the merger with the former Banco Regional de Cuyo S.A. carried out on November 1, 2010, the Entity took charge of the following trusts in which the former Regional Bank of Cuyo S.A. acted as trustee:

Mendoza Trust: In liquidation phase, since it has fulfilled the contract period, but is pending the completion of several acts that derive from the trustee. The liabilities recorded as of June 30,2019, mainly originating from the exclusion of assets, amount to 21,018 and have been backed by assets in trust (loans, other miscellaneous loans, and other non-financial assets, etc.) in the amount of 647. This trust will be liquidated following the procedures established by Law 24,441.

Luján Trust: The term of the contract has expired and all documentation relating to the liquidation has been delivered and has requested the definitive withdrawal from the General Directorate of Revenue in the gross income tax and as withholding agent of stamps and gross income, which was resolved favorably by the DGR.The definitive disposal from AFIP has been requested. As of July 31, 2019 the certificate of definitive disposal from this Entity has been received.

As Settler

Publicly offered and listed financial trusts as of June 30, 2019:

Banco Supervielle (Supervielle Créditos Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set up on	Value initially assigned in trust	Securities issued
			Participation Certificates	Debt securities
Serie 97 (1), (2)	27/03/2018	750,000	-	30,927

(1)  Issued under the Supervielle Confiance 4 program.

(2) Personal loans originated by Banco Supervielle granted to retirees and pensioners of National Social Security Administration (ANSES).

Cordial Compañía Financiera (CCF Créditos Financial Trust)

Assets in Trust: Personal Loans

Trustee: TMF Trust Company (Argentina) S.A.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Financial Trust	Set up on	Value initially assigned in trust	Securities issued		Holding book vale at 06/30/2019
			Participation Certificates	Debt securities	Participation Certificates	Debt securities
20	04/08/2019	600,000	120.000	480.000	120.000	-
21	06/24/2019	1,000,000	780.000	220.000	220.000	-
Total					340.000	-

Micro Lending S.A.U. (Financial Trust Micro Lending S.A.U.)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Vto: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Vto: 06/20/13		Vto: 10/20/13		Vto: 01/20/17
V	08/21/2014	$ 42,258	VDF TV A	VN$ 33,807	VDF B	VN $ 6,761	CP	VN $ 1,690
			Vto: 09/20/15		Vto: 02/20/16		Vto: 05/20/18
VI	12/02/2014	$ 40,375	VDF TV A	VN$ 32,300	VDF TV B	VN $ 6,460	CP	VN $ 1,615
			Vto: 12/20/15		Vto: 07/20/16		Vto: 07/20/18
VII	04/01/2015	$ 40,062	VDF TV A	VN$ 32,851	VDF TV B	VN $ 4,006	CP	VN $ 3,205
			Vto: 08/20/16		Vto: 12/20/18		Vto: 07/20/18
VIII	07/24/2015	$ 59,173	VDF TV A	VN$ 48,522	VDF TV B	VN $ 8,284	CP	VN $ 2,367
			Vto: 11/15/16		Vto: 05/15/17		Vto: 07/16/18
IX	05/18/2015	$ 58,606	VDF TV A	VN$ 48,057	VDF TV B	VN $ 7,033	CP	VN $ 3,516
			Vto: 06/15/17		Vto: 10/16/17		Vto: 07/16/20
X	08/24/2015	$ 56,357	VDF TV A	VN$ 46,213	VDF TV B	VN $ 7,890	CP	VN $ 2,254
			Vto: 07/20/17		Vto: 01/20/18		Vto: 10/20/20
XI	10/30/2015	$ 67,310	VDF TV A	VN$ 55,194	VDF TV B	VN $ 9,423	CP	VN $ 2,693
			Vto: 09/15/17		Vto: 02/15/18		Vto: 01/15/21
XII	01/14/2016	$ 64,843	VDF TV A	VN$ 58,358	VDF TV B	VN $ 3,891	CP	VN $ 2,594
			Vto: 11/15/17		Vto: 01/15/18		Vto: 05/17/21
XIII	05/13/2016	$ 69,988	VDF TV A	VN$ 63,689	VDF TV B	VN $ 3,499	CP	VN $ 2,800
			Vto: 06/15/18		Vto: 08/15/18		Vto: 09/15/21
XIV	09/01/2016	$ 69,144	VDF TV A	VN$ 62,230	VDF TV B	VN $ 4,149	CP	VN $ 2,766
			Vto: 06/15/18		Vto: 08/15/18		Vto: 11/15/21
XV	10/27/2016	$ 79,342	VDF TV A	VN$ 67,758	VDF TV B	VN $ 8,093	CP	VN $ 3,491
			Vto: 10/15/18		Vto: 02/15/19		Vto: 01/15/22
XVI	01/10/2017	$ 88,354	VDF TV A	VN$ 76,868	VDF TV B	VN $ 7,598	CP	VN $ 3,888
			Vto: 11/15/18		Vto: 02/15/19		Vto: 03/15/22
XVII	08/23/2017	$ 129,952	VDF TV A	VN$ 97,464	VDF TV B	VN $ 7,940	CP	VN $ 24,548
			Vto: 01/15/19		Vto: 04/15/19		Vto: 07/22/22
XVIII	12/01/2017	$ 119,335	VDF TV A	VN$ 89,501	VDF TV B	VN $ 7,291	CP	VN $ 22,543
			Vto: 05/15/19		Vto: 08/15/19		Vto: 10/15/22

18.       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until June 30, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

19.                     CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the San Luis Public Treasury Ministry giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued to provide financial services to the government of the Province of San Luis and its employees despite the termination of the agreement.

On May 23, 2018, the Municipality of San Luis designated Banco Supervielle (the “Bank”) as a financial agent for a period of 2 years, with automatic renewal for an additional 2 years, beginning with the first payment of salaries on June 29 of the current year. With this designation, the Bank became the financial agent of all the of the Province´s municipalities.

On June 7, 2018, the Province ratified the agreement signed with the Bank for a period of 12 months formalizing its role of exclusive payment agent that it has continued to exercise since more than 20 years ago.

In January 2019, the government of the Province of San Luis announced the terms and conditions of the auction that the Province will carry out for the new financial agency agreement. The Bank has submitted an offer on March 15, 2019, and the date of the award is pending publication.

As of the date of these financial statements, the Bank continues to provide financial services to the provincial government of the Province of San Luis and its employees.

20.       RISK MANAGEMENT POLICIES

There have been no significant changes to the risk management policy, as mentioned in the Financial Statements as of December 31, 2018.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

21.       DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

Item	HOLDING				POSITION
	Fair value	Level of fair value	Book value 06/30/2019	Book value 12/31/2018	Without options	Options	Final
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Government Securities
Capitalizable Treasury Bills $ Mat. 07/19/19	-	1	570,141	-	(512,859)	-	(512,859)
Capitalizable Treasury Bills $ Mat. 13/09/19	-	1	397,400	-	645,775	-	645,775
Treasury Bill U$S Vto. 09/27/2019	-	1	317,630	-	317,630	-	317,630
Treasury Bill U$S Vto. 11/15/2019	-	1	283,007	-	283,007	-	283,007
Treasury Bill U$S Vto. 10/11/2019	-	1	251,935	-	251,935	-	251,935
Treasury Bill U$S Vto. 10/25/2019	-	1	233,520	-	233,520	-	233,520
Treasury Bill U$S Vto. 08/16/2019	-	1	202,773	-	202,773	-	202,773
Treasury Bill U$S Vto. 07/26/2019	-	1	77,038	-	77,038	-	77,038
Capitalizable Treasury Bills $ Mat. 02/28/20	-	1	68,433	-	68,433	-	68,433
Treasury Bill Vto.07/09/19	-	1	42,423	-	42,423	-	42,423
Others	-	1	163,757	3,744,388	244,073		244,073

Central Bank Bills
Liquidity Central Bank Bills Mat.07/02/19	-	2	9,982,850	-	9,982,850	-	9,982,850
Liquidity Central Bank Bills Mat.07/04/19	-	2	8,456,429	-	8,456,429	-	8,456,429
Liquidity Central Bank Bills Mat.07/01/19	-	2	7,750,000	-	7,750,000	-	7,750,000
Liquidity Central Bank Bills Mat.07/03/19	-	2	6,542,528	-	6,976,039	-	6,976,039
Liquidity Central Bank Bills Mat.07/05/19	-	2	6,505,321	-	6,405,992	-	6,405,992
Liquidity Central Bank Bills Mat.01/02/19	-	2	-	5,990,274	-	-	-
Liquidity Central Bank Bills Mat.01/04/19	-	2	-	2,985,462	-	-	-
Liquidity Central Bank Bills Mat.01/08/19	-	2	-	988,764	-	-	-
Liquidity Central Bank Bills Mat.01/07/19	-	2	-	742,766	-	-	-
Liquidity Central Bank Bills Mat.01/03/19	-	2	-	598,058	-	-	-

Corporate Securities
Vcp Pyme Catalinas Coop.3 V04/12/20 $ CG	-	2	2,580	-	2,580	-	2,580
On Quickfood Clase 9 Vto. 11/24/22 $ C.G.	-	2	1,033	1,571	1,033	-	1,033
On Ypf SA Reg. 2 Clase.28 8,75% Vto.04/04/2024	-	1	979	834	979	-	979
Vdff Credimas 33 Clase A $ C.G.	-	2	432	1,603	432	-	432
On Ypf S.A. Clase 41 Vto.09/24/20 $ Esc	-	2	-	33,104	-	-	-
On Bco Galicia Bs.As. 5 S2 Vto.04/26/21 $CG	-	2	-	25,291	-	-	-
Others	-	1	62,249	-	-	-	-
Total Debt Securities at Fair value through profit or loss			41,912,458	15,112,115	41,430,082	-	41,430,082
OTHER DEBT SECURITIES

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Item	HOLDING				POSITION
	Fair value	Level of fair value	Book value 06/30/2019	Book value 12/31/2018	Without options	Options	Final
Rated at fair value through changes in other comprehensive income
Government Securities
Others	-	-	32	32	32	-	32

Measured at amortized cost
Government Securities
Treasury Argentine Sovereign Bonds TF Maturity 11/21/2020	3,090,584	1	3,090,584	3,090,930	3,090,584	-	3,090,584
Treasury Bills U$S 203 days Mat. 03/15/2019	-	1	-	1,039,760	-	-	-
Others	-	1	51,462	164,491	-	-	-

Corporate Securities
Vdff Mbt 1 Clase A	-	-	-	1,211	-	-	-
On Prear S.2 Vto.02/15/19 $ Esc	-	-	-	2,560	-	-	-
Others	-	-	26,753	12,111	-	-	-
Other Corporate Securities			3,168,831	4,311,095	3,090,616	-	3,090,616

EQUITY INSTRUMENTS
Measured at fair value through profit or loss
ADR Grupo Financiero Galicia	-	1	151	-	151	-	151
YPF SA	-	1	-	1,082	111	-	111
Grupo Financiero Galicia SA	-	1	-	521	-	-	-

Measured at fair value through changes in other comprehensive income
Argentine
Others	-	-	8,971	8,801	8,971	-	8,971

Total equity instruments	-	-	9,122	10,404	9,233	-	9,233
Total	-	-	45,090,411	19,433,614	44,529,931	-	44,529,931

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of  June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

22.       ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of June 30, 2019	As of June 30, 2019 (per currency)				As of December 31, 2018
			Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	19,116,583	19,116,583	18,434,803	595,833	10,249	75,698	16,358,427
Debt securities at fair value through profit or loss	1,438,044	1,438,044	1,438,044	-	-	-	2,792,749
Derivatives	2,496	2,496	2,496	-	-	-	13,405
Other financial assets	569,113	569,113	568,943	170			595,143
Loans and other financing	21,802,873	21,802,873	21,800,232	2,443		198	21,130,355
Other Debt Securities	65	65	65	-	-	-	1,039,824
Financial assets in guarantee	1,923,504	1,923,504	1,923,504	-	-	-	462,536
Investments in equity instruments	151	151	151	-	-	-	-
Other non-financial assets	153,048	153,048	153,048	-	-	-	149,192
TOTAL ASSETS	45,005,877	45,005,877	44,321,286	598,446	10,249	75,896	42,541,631

LIABILITIES
Deposits	36,530,690	36,530,690	35,952,172	578,518	-	-	31,319,494
Non-financial public sector	7,058,011	7,058,011	7,057,953	58	-	-	7,899,762
Financial sector	535	535	535	-	-	-	2,978
Non-financial private sector and foreign residents	29,472,144	29,472,144	28,893,684	578,460	-	-	23,416,754
Liabilities at fair value through profit or loss	145,184	145,184	145,184	-	-	-	152,886
Other financial liabilities	2,470,196	2,470,196	2,417,500	50,897	-	1,799	503,747
Financing received from the Argentine Central Bank and other financial institutions	3,475,605	3,475,605	3,475,605	-	-	-	6,789,700
Subordinated negotiable obligations	1,553,578	1,553,578	1,553,578	-	-	-	1,383,817
Other non-financial liabilities	338,061	338,061	338,061	-	-	-	514,782
TOTAL LIABILITIES	44,513,314	44,513,314	43,882,100	629,415	-	1,799	40,664,426

NET POSITION	492,563	492,563	439,186	(30,969)	10,249	74,097	1,877,205

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of  June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

23.       LOANS AND OTHER FINANCING

	06/30/2019	12/31/2018
COMMERCIAL PORTFOLIO

Normal situation	37,765,651	39,863,548
-With “A” Preferred Collateral and Counter-guarantees	2,158,799	3,102,854
-With “B” Preferred Collateral and Counter-guarantees	7,554,074	7,174,967
- Without Preferred Collateral nor Counter-guarantees	28,052,778	29,585,727

Subject to special monitoring
- Under Observation	1,336,765	157,615
-With “A” Preferred Collateral and Counter-guarantees	139,373	5,397
-With “B” Preferred Collateral and Counter-guarantees	671,939	3,785
- Without Preferred Collateral nor Counter-guarantees	525,453	148,433

With problems	583,699	31,778
-With “A” Preferred Collateral and Counter-guarantees	1,585	2,387
-With “B” Preferred Collateral and Counter-guarantees	11,843	10,780
- Without Preferred Collateral nor Counter-guarantees	570,271	18,611

High risk of insolvency	505,458	368,871
-With “A” Preferred Collateral and Counter-guarantees	29,667	3,573
-With “B” Preferred Collateral and Counter-guarantees	33,687	45,750
- Without Preferred Collateral nor Counter-guarantees	442,104	319,548

Uncollectible	69,289	24,947
-With “A” Preferred Collateral and Counter-guarantees	1,714	-
-With “B” Preferred Collateral and Counter-guarantees	20,165	29
- Without Preferred Collateral nor Counter-guarantees	47,410	24,918

TOTAL COMMERCIAL PORTFOLIO	40,260,862	40,446,759

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Consolidated Condensed Interim Financial Statements

As of  June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

	06/30/2019	12/31/2018
CONSUMER AND HOUSING PORTFOLIO

Normal situation	39,898,619	37,159,169
-With “A” Preferred Collateral and Counter-guarantees	589,751	540,320
-With “B” Preferred Collateral and Counter-guarantees	5,835,518	5,363,601
- Without Preferred Collateral nor Counter-guarantees	33,473,350	31,255,248

Low Risk	1,771,168	1,886,217
-With “A” Preferred Collateral and Counter-guarantees	44,273	26,512
-With “B” Preferred Collateral and Counter-guarantees	179,799	140,302
- Without Preferred Collateral nor Counter-guarantees	1,547,096	1,719,403

Medium Risk	1,364,034	1,387,781
-With “A” Preferred Collateral and Counter-guarantees	16,333	11,560
-With “B” Preferred Collateral and Counter-guarantees	70,699	33,497
- Without Preferred Collateral nor Counter-guarantees	1,277,002	1,342,724

High Risk	1,630,450	1,402,702
-With “A” Preferred Collateral and Counter-guarantees	15,860	3,148
-With “B” Preferred Collateral and Counter-guarantees	38,644	8,971
- Without Preferred Collateral nor Counter-guarantees	1,575,946	1,390,583

Uncollectible	182,801	135,550
-With “A” Preferred Collateral and Counter-guarantees	1,327	52
-With “B” Preferred Collateral and Counter-guarantees	4,953	1,166
- Without Preferred Collateral nor Counter-guarantees	176,521	134,332

Uncollectible classified as such under regulatory requirements	2,213	2,351
-With “A” Preferred Collateral and Counter-guarantees	-	-
-With “B” Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	2,213	2,351

TOTAL CONSUMER AND HOUSING PORTFOLIO	44,849,285	41,973,770
TOTAL GENERAL(1)	85,110,147	82,420,529

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included.

(1) Conciliation with Statement of Financial Position:
Loans and other financing	80,026,772	78,791,903
Other debt securities	3,168,831	4,311,095
Computable items out of balance	1,914,544	(682,469)
plus allowances	4,711,057	3,452,603
plus IFRS adjusments non computable for DCS	380,609	307,406
less non deductible ítems for DCS	(8,325)	(8,359)
less Debt securities measured at amortized cost	(3,168,797)	(4,434,119)
Total	85,110,147	82,420,529

Unaudited Separate Condensed Interim Financial Statements

For the six month period ended on

June 30, 2019, presented on comparative basis

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2019 and December 31, 2018

(Expressed in thousands of pesos)

	06/30/2019	12/31/2018
ASSETS
CURRENT ASSETS
Cash and due from banks (Note 2 and 11)	30,031	3,150
Other financial assets (Note 2 and 11)	577,182	181,791
Other debt securities (Note 11)	-	889,491
Tax Receivables	2,743	36
Other receivables	142,597	135,390
TOTAL CURRENT ASSETS	752,553	1,209,858

NON-CURRENT ASSETS
Tax Receivables	23,271	1,424
Investment in subsidiaries, associates and joint ventures (Note 5)	17,413,336	14,935,666
Property, plant and equipment (Note 3)	1,597	1,792
Intangible Assets (Note 4)	1,527,767	1,532,867
TOTAL NON-CURRENT ASSETS	18,965,971	16,471,749
TOTAL ASSETS	19,718,524	17,681,607

LIABILITIES
CURRENT LIABILITIES
Commercial debts	5,697	9,186
Trust debts	-	4,941
Tax payable	53,975	130,691
Other debts	204,056	324,706
TOTAL CURRENT LIABILITIES	263,728	469,524

NON-CURRENT LIABILITIES
Financial debts	-	23,080
Tax payable	23,692	-
Other debts	53,485	33,448
TOTAL NON-CURRENT LIABILITIES	77,177	56,528
TOTAL LIABILITIES	340,905	526,052
SHAREHOLDERS’ EQUITY (as per relevant statement)
Capital Stock	456,722	456,722
Paid in capital	8,997,297	8,996,882
Earnings Reserved	6,800,154	5,447,192
Retained earnings	-	(911,607)
Other comprehensive income	632,789	598,797
Net Income for the period	2,490,657	2,567,569
TOTAL SHAREHOLDERS’ EQUITY	19,377,619	17,155,555
TOTAL NET LIABILITIES AND SHAREHOLDERS’ EQUITY	19,718,524	17,681,607

The accompanying Notes are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three month period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Interest income (Note 6.1)	41,389	65	15,038	63
Interest expenses (Note 6.2)	(1,016)	(3,924)	(1)	(1,958)
Net interest income	40,373	(3,859)	15,037	(1,895)
Net income from financial instruments at fair value through profit or loss (Note 6.3)	135,511	451,155	64,801	178,914
Exchange rate difference on gold and foreign currency	(4,158)	31,661	6,361	30,396
NIFFI And Exchange Rate Differences	131,353	482,816	71,162	209,310
Subtotal	171,726	478,957	86,199	207,415
Other operating income (Note 6.4)	57,678	76,150	22,968	31,364
Net operating income	229,404	555,107	109,167	238,779
Personnel expenses (Note 6.5)	(62,625)	(74,949)	(31,623)	(54,272)
Administration expenses (Note 6.6)	(55,523)	(55,319)	(37,507)	(39,722)
Depreciation and impairment of non-financial assets	(11,265)	(42)	(5,632)	(21)
Other operating expenses (Note 6.7)	(8,564)	(6,453)	(7,099)	(4,593)
Operating income	91,427	418,344	27,306	140,171
Profit of subsidiaries and associates (Note 6.8)	2,397,426	666,309	1,843,177	169,379
Income before taxes	2,488,853	1,084,653	1,870,483	309,550
Income tax	(1,804)	91,304	(31,041)	38,835
Net income of the period	2,490,657	993,349	1,901,524	270,715
Net income of the period	2,490,657	993,349	1,901,524	270,715
Other comprehensive income	33,992	226,800	7,727	204,629
Other comprehensive income	33,992	226,800	7,727	204,629
Comprehensive income of the period	2,524,649	1,220,149	1,909,251	475,344
Comprehensive income of the period	2,524,649	1,220,149	1,909,251	475,344

Net income from the period	2,490,657	993,349	1,901,524	270,715
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	33,992	225,910	(285)	195,493
Total Other Comprehensive Income not to be reclassified at the income of the period	33,992	225,910	(285)	195,493

Components of Other Comprehensive Income to be reclassified at the income of the period
Income of the period from financial instrument at fair value through changes in other comprehensive income	-	1,271	11,445	13,050
Income tax	-	(381)	(3,433)	(3,914)
Total Other Comprehensive loss to be reclassified at the income of the period	-	890	8,012	9,136
Total other comprehensive income	33,992	226,800	7,727	204,629

Total Comprehensive Income	2,524,649	1,220,149	1,909,251	475,344
Total comprehensive income attributable to parent company	2,524,649	1,220,149	1,909,251	475,344
Earning per share (Note 12)	5.45	2.17	4.16	0.59

The accompanying Notes are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six month period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

Item	Capital Stock (Note 10)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders’ equity
Balances at December 31, 2018	456,722	8,996,882	91,344	5,355,848	1,655,962	598,797	17,155,555
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
- Other reserves	-	-	-	1,352,962	(1,352,962)	-	-
- Dividend distribution	-	-	-	-	(303,000)	-	(303,000)
Paid in capital in subsidiaries	-	415	-	-	-	-	415
Net Income for the period	-	-	-	-	2,490,657	-	2,490,657
Other comprehensive income for the period	-	-	-	-	-	33,992	33,992
Balances as of June 30, 2019	456,722	8,997,297	91,344	6,708,810	2,490,657	632,789	19,377,619

Item	Capital Stock (Note 10)	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income	Total shareholders’ equity
Balances at December 31, 2017	456,722	8,997,178	72,755	3,181,084	1,525,452	136,384	14,369,575
Paid in capital in subsidiaries	-	(591)	-	-	-	-	(591)
Distribution of retained earnings by the shareholders’ meeting on April 24, 2018:
- Other reserves	-	-	18,589	2,174,764	(2,193,353)	-	-
- Dividend distribution	-	-	-	-	(243,706)	-	(243,706)
Net Income for the period	-	-	-	-	993,349	-	993,349
Other comprehensive income for thr period	-	-	-	-	-	226,800	226,800
Balances as of June 30, 2018	456,722	8,996,587	91,344	5,355,848	81,742	363,184	15,345,427

The accompanying Notes are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

UNAUDITED SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six month period ended on June 30, 2019 and 2018

(Expressed in thousands of pesos)

	06/30/2019	06/30/2018
CHANGES IN CASH
Cash and cash equivalents at the beginning of the year (Note 11)	816,023	156,128
Cash and cash equivalents at the end of the period (Note 11)	607,213	1,762,544
Increase in cash and cash equivalents	(208,810)	1,606,416

REASONS FOR CHANGES IN CASH
Net income of the period	2,490,657	993,349
Income tax	(1,804)	91,304
Depreciation and impairment of non-financial assets	11,265	42
Fiscal credit provisions write-off	-	(25,902)
Profit of subsidiaries and associates	(2,397,426)	(666,309)
Exchange rate difference on gold and foreign currency	4,158	(31,661)

Cash flow resulting from operating activities

Increase in tax credit	(24,554)	(31,600)
Increase in loans	-	(58,000)
Increase in other receivables	(7,207)	(24,337)
Decrease in commercial debt	(3,489)	(874)
(Decrease)/Increase in tax payable	(51,220)	26,465
(Decrease)/Increase in other debts	(100,614)	370,843
Total cash flow (used in) / resulting from operating activities	(80,234)	643,320

Cash flow resulting from investment activities
(Payments) / Collections for property, plant and equipment and intangibles	(5,970)	2,284
Increase in other investments	787,877	2,052,817
Payments for purchase of subsidiaries	(160,746)	(419,299)
Collections for investments in subsidiaries	(550,485)	(912,500)
Total cash flow resulting from investment activities	70,676	723,302

Cash flow resulting from financial activities
Payments of negotiable obligations	(28.021)	385
Premium of issuance in subsidiaries	415	(591)
Dividends	(303.000)	(243.706)
Cash flow used in financial activities	(330,606)	(243,912)
Financial results and from holdings on cash and cash equivalents	131,354	483,706
(Decrease)/ Increase in cash and cash equivalents	(208,810)	1,606,416

The accompanying Notes are an integral part of the Unaudited Separate Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

1.                            ACCOUNTING STANDARDS AND BASIS OF PREPARATION OF THE UNAUDITED SEPARATE FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Unaudited Consolidated Condensed Interim Financial Statements as of the period ended on June 30, 2019, was passed by the Board of the Company over the course of its meeting held on Augost 12, 2019.

1.1. Adoption of International Financial Reporting Standards (IFRS)

The Central Bank of the Argentine Republic (BCRA), through Communications “A” 5541 and amendments, established the convergence plan towards the International Financial Reporting Standards (IFRS) issued by the International Financial Reporting Standards Board (IASB), , for its acronym in English) and the interpretations issued by the Committee on Interpretations of International Financial Reporting Standards (IFRIC), for the entities under its supervision, for the periods beginning on or after January 1, 2018, with the exception of the application of point 5,5 “Impairment” of IFRS 9 “Financial Instruments” and of IAS 29 “Financial Information in Hyperinflationary Economies”.

(a) Impairment of financial assets

Through Communication “A” 6430, the B.C.R.A. established that the Financial Entities should begin to apply the provisions regarding the impairment of financial assets contained in point 5.5 of IFRS 9, beginning with the years beginning on January 1, 2020.

For this purpose, IFRS 9 provides for a model of expected credit losses, by which financial assets are classified into three stages of impairment, based on changes in credit quality since their initial recognition, which dictate how an entity measures losses due to impairment. impairment and applies the effective interest method.

Should the impairment model contemplated in point 5.5 of IFRS 9 be applied, the Entity’s equity and results would differ significantly from the balances currently reported.

In accordance with Communication “A” 6114, for the recognition of credit losses in these financial statements, the Bank has applied the “Minimum allowances for uncollectibility risk” rule set forth in the Liquidity and Solvency rules (LISOL 1) of the BCRA.

(b) Restatement for inflation of the financial statements

IAS 29 “Financial information in hyperinflationary economies” requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the current unit of measurement as of the closing date of the financial year that is reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered among which is a cumulative rate of inflation in three years that approximates or exceeds The 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as high inflation starting on July 1, 2018.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, will not be restated. The remaining non-monetary assets and liabilities will be restated by a general price index.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

The loss or gain from the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

Through Communication “A” 6651, the B.C.R.A. It established that the Financial Institutions should begin to apply the provisions on restatement for inflation of the financial statements as of the years beginning on January 1, 2020. Therefore, IAS 29 has not been applied in these financial statements.

The application of IAS 29 “Financial information in hyperinflationary economies” has general effects in these unaudited separate condensed interim financial statements affecting balances significantly, increasing the Group’s equity and its comprehensive income as of June 30, 2019 approximately to 21,252,875 and 189,168, respectively.

1.2. Basis of preparation

These undaudited separate condensed interim financial statements have been prepared in accordance with the Accounting Framework established by the B.C.R.A. described in Note 1.1., and in accordance with the provisions of IAS 34 “Intermediate Financial Information”. These unaudited consolidated condensed interim financial statements do not include all the information required for a set of annual complete financial statements and, consequently, their reading is recommended together with the annual financial statements as of December 31, 2018.

a)                           Going concern

As of the date of these unaudited separate condensed interim Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

b)                           Unit of measure

This unaudited separate condensed interim financial statements of the Entity recognize the changes in the purchasing power of the currency until February 28, 2003, having discontinued the adjustment for inflation, as of that date, as required by Communication “A” 3921 of the BCRA, taking considerations in Note 1.1.(b).

c)                            New accounting standards, amendments and interpretations issued by the IASB that have been adopted by the Group

The Group has applied the following standard for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases”, which establishes the new lease transaction registration model. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. IFRS 16 requires the lessee to recognize the lease liability that reflects future lease payments and a right to use assets, for almost all lease agreements, with the exception of certain short-term leases and leases of asset Low value. The accounts of the lessors are maintained as indicated in IAS 17; however, it is expected that the new accounting model for lessees will impact the negotiations between landlords and tenants. Through the Com. “A” 6560 the B.C.R.A. introduced changes to the chart of accounts and information regimes as a consequence of the entry into force of said IFRS as of January 1, 2019. From the analysis of the contracts in force there have been no operations that should be considered as Leases under this standard.

d)                           New accounting standards and amendments issued by the IASB that have not been adopted by the Group

As new IFRSs are approved, modifications or derogation from those in force and, once these changes are adopted through Circulars of Adoption of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), the B.C.R.A. it will be issued about its approval for financial entities. In general, the early application of any IFRS will not be accepted, unless it is specifically defined at the time it is adopted.

The new published standards, modifications and interpretations are listed below, which still have not entered into force for financial years starting as of January 1, 2019, and have not been adopted in advance:

IFRS 17 “Insurance contracts”: In May 18, 2017, the IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

into force for the financial years beginning as from November 1, 2021. The Company is evaluating the impact of the adoption of this new standard.

There are no other IFRS or IFRIC interpretations not yet effective and which are expected to have a significant impact on the Group.

1.3                     Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2018, except for the modification to the accounting policy for leases described in Note 1.2. (C).

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax. , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

2.              FAIR VALUES

The Group classifies fair values of financial instruments in three levels according to the quality of the data utilized for such classification.

Fair Value level 1:  The fair value of financial instruments in active markets (such as publicly negotiated derivatives, negotiable or available investments for sale) is based on market quotation prices as of report period date, The market prices utilized in financial assets held by the Group accounts for the current purchase price, These instruments are included in level 1.

Fair Value level 2: The fair value of financial instruments which are not negotiated in active markets, such as over-the-counter derivatives, is fixed by means of valuation techniques that maximize the use of observable information and relies the least possible on specific estimates of the Group, If all variables necessary for the definition of the fair value of a financial instrument are observable variables, such instrument is included in level 2.

Fair Value level 3: If one or more relevant variables are not based on market observable information, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on June 30, 2019:

Portfolio of instruments at 06/30/2019	Reasonable Value - Results	Amortized cost	Total
Assets
- Cash and due from banks	-	30,031	30,031
- Other financial assets	577,182	-	577,182
Total Assets	577,182	30,031	607,213

Valuation Techniques

Valuation techniques to determine fair values Level 2 include the following:

-                         Market or quoted prices for similar instruments.

-                         The estimated present value of instruments.

All fair value calculations are included in level 2. To such ends, the Entity utilizes valuation techniques through spot rate curves which calculate the yield upon market prices. They are detailed below:

- Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on the quotations of assimilable species (both in terms of issue, currency, and duration) in the active market ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

- Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the price of a species by means of a model of risk value at theoretical price, estimating for this the volatility through market curves. The Entity has used this model to estimate prices in negotiable obligations or adjustable species by BADLAR rate or inflation.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Pursuant to IFRS, in general terms, the residual value calculated for instruments at the beginning is given by the transaction price. If the transaction price differs from certain fair value, such difference will be recognized in the Income Statement in a proportional manner during the instrument duration.  As of June 30, 2019, no differences have been recorded with respect to the previous year.

2.1       Fair Value of Financial Instruments

The financial instruments of the Group measured at fair value at the close of the period ended on June 30, 2019 are detailed below:

Instrument portfolio as of 06/30/2019	FV level 1	FV level 2	FV level 3
Assets
- Other financial assets	577,182	-	-
Total	577,182	-	-

2.2  Fair Value of Other Financial Instruments measured at amortized cost

The following describes methodologies and assumptions utilized to determine fair values of financial instruments that have not been recorded at fair value in these financial statements:

-                                  Assets which fair value is similar to that of the book value: For financial liquid assets and liabilities with short term maturity (less than three months), it has been determined that the book value is similar to the fair value.

-                                  Fixed rate financial instruments: The fair value of financial assets has been determined by discounting future fund flows at current offered market rates for each fiscal year for financial instruments of similar features.

-                                  For quoted assets and quoted debt issued at fair value, the fair value has been determined in accordance to market prices.

-                                  Other financial instruments: For financial liquid assets and liabilities with short term maturity, the fair value is deemed to be similar to that of the accounting value. Such assumption also applies to savings account deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2019:

Other Financial Instruments as of 06/30/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	30,031	30,031	30,031	-	-
	30,031	30,031	30,031	-	-

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

3.              PROPERTY, PLANT AND EQUIPMENT

Item	Gross carrying amount				Depreciation				Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Of the period	At the end of the period	06/30/2019	12/31/2018
Vehicles	1,948	-	-	1,948	156	20%	195	351	1,597	1,792
Total	1,948	-	-	1,948	156		195	351	1,597	1,792

4.              INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	06/30/2019	12/31/2018
Goodwill	1,195,867	6,699	(729)	1,201,837	-		-	-	-	1,201,837	1,195,867
Relations with clients	254,465	-	-	254,465	10,603	16	-	7,952	18,555	235,910	243,862
Brand	72,348	-	-	72,348	-		-	-	-	72,348	72,348
Proprietary Software & Technology	24,948	-	-	24,948	4,158	4	-	3,118	7,276	17,672	20,790
Total	1,547,628	6,699	(729)	1,553,598	14,761			11,070	25,831	1,527,767	1,532,867

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

5.              INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/ Nominal	Number	Issuers’ last Financial Statements			Book value at 06.30.2019	Book value at 12.31.2018
					Main Activity	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	784,821,400	Commercial Bank	808,852	15,660,562	15,207,988	12,772,528
	Cordial Compañía Financiera S.A.	Ord.	1	9,023,279	Financial Company	180,465	2,229,722	111,461	63,026
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	609,636	475,058	421,657
	Tarjeta Automática S.A.	Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	353,977	299,282	341,657
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	147,168	139,606	172,707
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	222,075	175,298	278,646
	Supervielle Seguros S.A.	Ord.	10	1,393,391	Insurance company	1,625	677,512	643,558	500,088
	FF Fintech SUPV I	-	-		Financial Trust	30,817	28,224	28,224	25,106
	Micro Lending S.A.U.	Ord.	1	362,000,000	Financing investments	362,000	143,619	102,154	199,232
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	206,560	230,612	161.019
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	9,316
	Supervielle Broker de Seguros S.A.	Ord.	1	95,000	Insurance Broker	100	100	95	-
Total investments in subsidiaries. associates and joint ventures								17,413,336	14,935,666

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

6.              COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME:

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
6.1 Interest income
Earned interests	7	65	4	63
Profit by government securities measure at amortized cost	41,382	-	15,034	-
	41,389	65	15,038	63
6.2 Interest expenses
Interest paid for overdraft	1	-	1	-
Expenses from NO issuance	19	364	-	54
Lost interest from NO issuance	996	3,560	-	1,904
	1,016	3,924	1	1,958

6.3 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	5,886	13,207	2,239	5,125
Income from Holding – MF	79,299	371,590	20,359	115,904
Income from Holding –Government Securities	50,326	21,162	42,203	12,689
Income from Hedge – Forward contract	-	45,196	-	45,196
	135,511	451,155	64,801	178,914
6.4 Other operating income
Subsidiaries’ advisory fees	42,444	32,564	21,222	16,282
Third parties’ advisory fees	707	1,569	468	852
Royalties	342	2,418	171	1,115
Other incomes	1,946	-	1,946	-
Revaluation of retirement insurance contributions	12,153	13,262	(869)	12,924
Gains from Tax credits provisions	-	25,902	-	-
Income from sale of shares	86	435	30	191
	57,678	76,150	22,968	31,364

6.5 Personnel expenses
Personnel expenses	62,625	74,949	31,623	54,272
	62,625	74,949	31,623	54,272

6.6 Administration expenses
Bank expenses	757	1,541	215	1,371
Professional fees	19,362	19,476	12,143	15,143
Fees to directors and syndics	17,746	13,124	13,227	7,308
Taxes, rates and contributions	7,205	13,538	5,755	12,630
Insurance	1,130	1,290	421	659
Expenses and office services	2,319	1,273	997	657
Other expenses	7,004	5,077	4,749	1,954
	55,523	55,319	37,507	39,722

6.7 Other operating expenses
Turnover tax from Service Activities	2,185	2,088	1,093	912
Turnover tax from Financial Activities	2,169	4,210	1,796	3,583
Tax credit prescription	153	-	153	-
Compensatory interests	583	155	583	98
Lost interests	3,474	-	3,474	-
	8,564	6,453	7,099	4,593

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
6.8. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	1,940,261	372,378	1,575,035	20,636
Results from equity investment in Cordial Compañía Financiera S.A.	(26,565)	(2,291)	(13,352)	(2,307)
Results from equity investment in Tarjeta Automática S.A.	(42,375)	(9,712)	(19,356)	(12,569)
Results from equity investment in Supervielle Asset Management S.A.	132,879	92,368	67,771	50,049
Results from equity investment in Espacio Cordial de Servicios S.A.	58,152	61,843	23,999	32,765
Results from equity investment in Supervielle Seguros S.A.	284,012	120,264	160,553	68,103
Results from equity investment in Sofital S.A.F. e I.I.	75,818	46,771	57,113	28,014
Results from equity investment in Micro Lending S.A.U.	(97,077)	(30,307)	(46,441)	(30,307)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	69,593	9,486	38,943	9,486
Results from equity investment in FF Fintech	2,728	5,509	(1,088)	5,509
	2,397,426	666,309	1,843,177	169,379

7.              ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		06/30/2019			12/31/2018
		Class and amount of foreign currency (in thousands of dollars)	Exchange rate (in pesos)	Balance in pesos	Balance in pesos
ASSETS
Non-current assets
Cash and due from banks
Banco Supervielle S.A.	U$S	16	42,4483	660	36
Exprinter International Bank	U$S	4	42,4483	166	156
JP Morgan Chase Bank S.A	U$S	50	42,4483	2,134	1,937
InvertirOnline S.A.	U$S	605	42,4483	25,668	-

Other financial assets
Premier Renta Mixta en Dollars - Class A	U$S	850	42,4483	36,077	30,686
Premier Performance Dollars - Class A	U$S	3,046	42,4483	129,280	113,246

Other receivables
Retirement insurance	U$S	3,279	42,4483	139,200	123,391

Total non-current assets		7,850		333,185	269,452
TOTAL ASSETS		7,850		333,185	269,452

LIABILITIES
Current liabilities
Commercial debts
Providers	U$S	39	42,4483	1,646	1,948

Other debts
Debts from adquisitions of subsidiaries	U$S	4,483	42,4483	190,310	310,556
Total current liabilities		4,522		191,956	312,504

Non-current liabilities
Other debts
Provision from long term incentive	U$S	1,260	42,4483	53,485	33,447
Total non-current liabilities		1,260		53,485	33,447
TOTAL LIABILITIES		5,782		245,441	345,951

NET POSITION		2,068	-	87,744	(76,499)

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

8.              RESTRICTED ASSETS

As of June 30, 2019 and December 31, 2018, the Group does not hold restricted assets.

9.              COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of June 30, 2019 and December 31, 2018, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				06/30/2019	12/31/2018	06/30/2019	12/31/2018
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.03%	97.03%	99.89%	99.89%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731, 1° Piso, Ciudad de Mendoza, Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323, 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Controlled	Reconquista 320, 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.00%	-	100.00%	-

(1)               Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 06/30/19 and 12/31/18.

As of January 16, 2018, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable capital contribution in advance of future capital increases to Cordial Compañía Financiera for an amount of 19,000 and 361,000 respectively. On January 24, 2018, CCF held an Ordinary Shareholders’ meeting by which it resolved to accept the contributions received on July 24, 2017, December 12, 2017 and January 16, 2018, and increase the capital stock in the amount of 56,751 with a paid in capital from 973,249.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

On March 14, 2018, Grupo Supervielle S.A., Banco Supervielle S.A. and Cordial Compañía Financiera made an irrevocable capital contribution in advance of future capital increases to Tarjeta Automática for an amount of 262,500, 30,000 and 7,500 respectively. On March 19, 2018, Tarjeta Automática S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize such contributions on September 20, 2017 and March 14, 2018 and increase the capital stock in the amount of 450,000.

On February 16, 2018, Grupo Supervielle S.A.´ s Board of Directors approved the set-up of Fideicomiso Financiero Finterch Supervielle I, aimed at the investment of new projects in financial technology and insurance technology for an amount of USD 3 million.

On May 14, 2018, Grupo Supervielle S,A made an irrevocable capital contribution in advance of future capital increases to Banco Supervielle S,A for an amount of 861,000. On April 19, 2018, Banco Supervielle S.A. held Ordinary Shareholders’ meeting by which it resolved to capitalize contributions received increasing the capital stock in the amount of 27,578,475 with a paid in capital from 833,421.

On May 2, 2018 Grupo Supervielle S.A has acquired Micro Lending S.A.U.

On May 24, 2018 Grupo Supervielle S.A has acquired InvertirOnline S.A.U. e InvertirOnline.Com Argentina S.A.U.

On August 21, 2018 and November 12, 2018, the Board of Grupo Supervielle S.A. approved to make irrevocable contributions in advance of future capital increases in Micro Lending S.A.U., for 58,000 and 100,000, respectively. On November 12, 2018, Micro Lending S.A.U.,  held an Ordinary General Assembly in which it was decided to capitalize the contributions received, increasing the Social Capital by the sum of 158,000.

On November 21, 2018, the assembly of Banco Supervielle S.A. approved the capitalization of a contribution in kind made by Grupo Supervielle S.A. in the amount of $ 1,000,000. This capitalization was authorized by the Central Bank of the Argentine Republic on January 17, 2019, under the terms of Communication “A” 6304, As a result, the period for the exercise of the right to pre-emptive subscription and accretion as arranged by art. 194 of the General Law of Companies No. 19,550, the share capital was increased by 36,887,438 shares.

On December 17, 2018, Grupo Supervielle S.A. received a non-capitalized contribution refund in Invertir Online.com S.A. for 276.

On December 18, 2018, Grupo Supervielle S.A. made effective the capital contribution in kind of  200,000 to Micro Lending S.A.U., by virtue of what was authorized by the meeting of that company held on December 17, 2018, which resolved to raise the capital by 200,000,000 ordinary shares.

On December 21, 2018, “Supervielle Broker de Seguros S.A.” was created, which will have the exclusive purpose of carrying out the intermediation activity, promoting the conclusion of life, property and pension insurance contracts, advising insured and insurable persons, Supervielle Group S.A. owns 95% of the Share Capital.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of  50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication “A” 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 14, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for  475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, from this total 20,711,607 will be delivered to Grupo Supervielle S.A. in its capacity as contributor and 634,180 shares will be offered on the preferential subscription and accretion period (pursuant to article 194 of Law No. 19,550), with an issue premium of $ 21.9340 per share.

On June 14, 2019, Grupo Supervielle S.A. and Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañia Financiera S.A. for 25,000 and 475,000 respectively. On July 10, 2019 the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 with a paid in capital from 16.5963 per share.

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

The following describes Controlled Companies’ shareholders’ equity and results:

As of June 30, 2019 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	161,489,063	145,717,015	15,660,562	2,000,254
Cordial Compañía Financiera S.A.	7,927,449	5,697,727	2,229,722	(531,154)
Tarjeta Automática S.A.	458,127	104,150	353,977	(136,026)
Supervielle Asset Management S.A.	195,436	48,268	147,168	110,254
Sofital S.A. F. e I.I.	611,253	1,618	609,635	83,130
Espacio Cordial de Servicios S.A.	364,164	142,089	222,075	15,171
Micro Lending S.A.U.	469,878	326,259	143,619	(139,621)
InvertirOnline.Com Argentina S.A.U. (2)	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (3)	1,212,256	1,005,696	206,560	74,487
Supervielle Seguros S.A.	1,407,075	729,563	677,512	479,983

(1)             The net equity and the net result attributable to the owners of the parent company are reported.

(2)             Corresponds to the Financial Statements of InvertirOnline,Com Argentina S.A.U., as of December 31, 2018.

(3)             Corresponds to the Financial Statements of InvertirOnline S.A.U. as of May 31, 2019.

As of December 31, 2018 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	137,186,230	123,937,705	13,185,481	1,670,515
Cordial Compañía Financiera S.A.	8,153,920	6,893,044	1,260,876	(614,617)
Tarjeta Automática S.A.	494,076	93,767	400,309	(291,194)
Supervielle Asset Management S.A.	241,395	59,560	181,835	157,504
Sofital S.A. F. e I.I.	668,263	23,684	644,579	12,916
Espacio Cordial de Servicios S.A.	414,158	98,073	316,085	83,205
Micro Lending S.A.U.	523,434	292,038	231,396	(255,417)
InvertirOnline.Com Argentina S.A.U.	15,780	6,464	9,316	(2,363)
InvertirOnline S.A.U. (2)	825,645	677,663	147,982	62,525
Supervielle Seguros S.A.	950,527	402,105	548,422	190,892

(1)             Corresponds to the Shareholders´Equity and Net Income attributable to parent company.

(2)             Corresponds to the Financial Statement of InvertirOnline S.A.U. as of November 30, 2018.

As of June 30, 2019 balances with Grupo Supervielle S,A’s controlled are as follows:

Assets	06/30/2019
Current Assets
Cash and due from banks
Banco Supervielle S.A.	2,051
InvertirOnline S.A.U. Cta. Cte.	25,668
27,719

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

Other receivables	06/30/2019
Cordial Compañía Financiera S.A.	816
Tarjeta Automática S.A.	24
Espacio Cordial de Servicios S.A.	50
890
Current Liabilities
Commercial debts
Invoices for rental and shared services - Banco Supervielle S.A	346
Pending contributions – Supervielle Broker de Seguros S.A.	71
Provisions - Banco Supervielle S.A.	124
541

As of June 30, 2019 and 2018, results with Grupo Supervielle S,A’s controlled are as follows:

	06/30/2019	06/30/2018
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	7	5
Interests from loans - Micro Lending S.A.U.	-	60
	7	65

Other operating income
Banco Supervielle S.A.	37,926	29,100
Sofital S.A.F. e I.I.	42	30
Supervielle Asset Management S.A.	408	310
Tarjeta Automática S.A.	120	94
Cordial Compañía Financiera S.A.	4,044	4,820
Espacio Cordial de Servicios S.A.	246	440
	42,786	34,794
Administrative expenses
Rent – Banco Supervielle S.A.	(1,778)	(982)
Bank expenses – Banco Supervielle S.A.	(706)	(1,426)
Legal and accounting consultancy services- Banco Supervielle S.A.	(240)	(240)
Fees for market operations - InvertirOnline S.A.U.	(100)	(466)
	(2,824)	(3,114)

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– Cordial Compañía Financiera S.A.	2,802	13,207
Interest from time deposits – Banco Supervielle S.A.	3,083	45,196
	5,885	58,403

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

10.  CAPITAL STOCK

As of June 30, 2019 and 2018 the corporate capital stock is the following:

Capital Stock	Nominal Value	Approved by
Capital stock as of 06/30/2017	363,777
Increase in Capital Stock	92,945

Board of Directors minutes of June 14, 2017, Extraordinary General Shareholders’ Meeting held on July 7, 2017 and Board of Directors minutes of July 11, 2017. Minutes of Subdelegates dated September 12 and 15, 2017

Capital stock as of 06/30/2018	456,722
Capital stock as of 06/30/2019	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

11.  STATEMENT OF CASH FLOW AND CASH EQUIVALENTS

Total cash in Cash and due from banks and Investments, not exceeding 90 days recorded are considered cash and equivalent of cash as specified below:

	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash and due from banks	30,031	3,150	153,573	17,171
Mutual funds	577,182	181,791	170,726	138,957
Other debt securities	-	631,082	1,438,245	-
Cash and cash equivalents	607,213	816,023	1,762,544	156,128

Conciliation between balances of Statement of Financial Position and items considered Cash and cash equivalents as specified below:

Items	06/30/2019	12/31/2018	06/30/2018	12/31/2017
Cash and due from banks
As per Statement of Financial Position	30,031	3,150	153,573	17,171
As per Statement of Cash Flow	30,031	3,150	153,573	17,171
Mutual funds
According to Statement of Financial Position - Other financial assets	577,182	181,791	170,726	138,957
According to Cash Flow Statement	577,182	181,791	170,726	138,957
Short-term investments
As per Statement of Financial Position	-	889,491	1,803,463	4,182,846
Time deposit investments not considered cash equivalent	-	(258,409)	(365,218)	(4,182,846)
As per Statement of Cash Flow	-	631,082	1,438,245	-

GRUPO SUPERVIELLE S.A.

Notes to Unaudited Separate Condensed Interim Financial Statements

As of June 30, 2019 presented in comparative format

(Expressed in thousands of pesos)

12.  EARNINGS PER SHARE

Earnings per share is calculated by dividing the earnings attributable to the Group´s shareholders between the weighted average of issued common shares over the course of a year, Since the Group holds neither preferred shares nor debt convertible into shares, the basic result is equal to the diluted result per share,

The following is the earning per share composition for period ended June 30, 2019 and 2018:

	Accumulated at		For the three months period ended on
	06/30/2019	06/30/2018	06/30/2019	06/30/2018
Income attributable to the Group’s shareholders	2,490,657	993,349	1,901,524	270,715
Weighted average of ordinary shares (thousands)	456,722	456,722	456,722	456,722
Earnings per share	5.45	2.17	4.16	0.59

13.  SUBSEQUENT EVENTS

There are no events or operations that occurred after June 30, 2019 that could materially affect the equity situation or the results of the Group as of the closing date of this period.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the six months period started on January 1, 2019 and ended on June 30, 2019,

presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 1:             SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:               SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:               CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 4:               CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 5:              BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 9 to the Unaudited Separate Condensed Interim Financial Statements.

NOTE 6:              RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of June 30, 2019 and December 31, 2018, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:               INVENTORIES

As of June 30, 2019 and December 31, 2018 the Group did not have inventories.

NOTE 8:               MARKET VALUE

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 9:               PREMISES AND EQUIPMENT

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 10:             EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art. 31 of  General Law of companies equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art. 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the six months period started on January 1, 2019 and ended on June 30, 2019,

presented on comparative basis.

(Expressed in thousands of pesos)

NOTE 11:            RECOVERABLE AMOUNTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2018.

NOTE 12:            INSURANCE

As of June 30, 2019 and December 31,2018, the Company did not record tangible assets to be ensured.

NOTE 13:            NEGATIVE AND POSITIVE CONTINGENCIES

a)      Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none,

b)      Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of June 30, 2019 and December 31, 2018, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:            IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)       Status of procedure for its capitalization:

As of June 30, 2019 and December 31, 2018, no balances of irrevocable contributions in advance of future capital increases were recorded.

b)      Cumulative and unpaid dividends of preferred stock:

As of June 30, 2019 and December 31, 2018, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:           RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 18 to the unaudited consolidated condensed interim financial statement.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2019

(IN THOUSANDS OF PESOS)

BRIEF DESCRIPTION OF THE BUSINESS AND EVOLUTION OF OPERATIONS

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required,

The result of the period ended on June 30, 2019, yields a profit of 2,490,657, which represents a return on average net worth of 28,2%. This result was originated, mainly, by the results of our investments in companies.

On April 26, 2019, the Ordinary General Shareholders’ Meeting approved the following distribution of the results of the 2018 fiscal year, which had shown a profit of $ 2,567,569, by adoption of the International Financial Reporting Standards from January 1, 2018, adjustments were made to results of previous years in the amount of $ (911,607), which leaves a net result of outstanding profits of $ 1,655,962:

*       Dividends in cash: 303,000

*       Other reserve: 1,352,962

Grupo Supervielle S.A. is the parent company of the economic group and As of June 30, 2019 and December 31, 2018, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		06/30/2019	12/31/2018
Banco Supervielle S.A.	Commercial Bank	99.89%	99.89%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F, e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Broker de Seguros S.A.	Insurance Broker	100.00%	-

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2019

(IN THOUSANDS OF PESOS)

BRIEF DESCRIPTION OF RELATED COMPANIES

Banco Supervielle (“The Bank”) entered the Argentine financial services industry in 1887 and maintain a leading competitive position in certain attractive market segments. The bank is the main subsidiary of Grupo Supervielle S.A. a holding company. The bank offered financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. As of June 30, 2019, the Bank infrastructure supports the multi-channel distribution strategy with a strategic national footprint through 283 access points, which include 182 bank branches, 78 of these bank branches are fully dedicated to serve senior citizens, 22 banking payment and collection centers and 79 CCF sales points located in Walmart supermarkets and 526 ATMs, 217 self-service terminals and 180 Cash Dispensers with biometric identification. Moreover, the Bank offered financial services through 35 consumer financing branches of Tarjeta and other points of sale, 7 Mila’s customer support offices, completing a network of 600 car dealer. As of June 30, 2019, the Bank records 161,489,063 worth assets and shareholders’ equity attributable to parent company of 15,660,562. Net income recorded in the six months period ended on June 30, 2019 amounted to 2,002,254 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of June 30, 2019, recorded negative results of 531,154.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumption loans. The period ended on June 30, 2019, recorded negative results of 136,026. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities, At present, the company records 13 active funds. As of June 30, 2019, earnings amounted to 110,254.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of June 30, 2019, earnings amounted to 83,130.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services, As of June 30, 2019, earnings amounted to 15,171.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 677,512 and assets for 1,407,075. As of June 30, 2019, earnings amounted to 479,983.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of June 30, 2019, recorded negative results of 139,621.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. InvertirOnline S.A.U obtained positive results of 74,487 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 2,363, according to its financial statements as of May 31, 2019 and December 31, 2018, respectively.

GRUPO SUPERVIELLE S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2019

(IN THOUSANDS OF PESOS)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	06/30/2019	12/31/2018
Total Assets	166,144,709	141,115,541
Total Liabilities	146,750,300	123,945,364
Changes in Shareholders’ Equity	19,394,409	17,170,177
Total Liabilities plus Changes in Shareholders’ Equity	166,144,709	141,115,541

Income Statement	06/30/2019	06/30/2018
Net income from interest	2,588,958	5,716,340
Net income from commissions	2,890,625	2,197,054
Net income before income tax	2,314,756	1,476,469
Net income of the period - Earnings	2,524,649	1,220,149

Consolidated Cash Flow Statement	06/30/2019	06/30/2018
Total operating activities	22,205,138	7,114,709
Total investment activities	(409,972)	(3,272,634)
Total financing activities	(1,349,547)	6,761,043
Effect of changes in exchange rate	598,222	1,646,848
Net increase in cash and cash equivalents	21,043,841	12,249,966

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF JUNE 30, 2019

(IN THOUSANDS OF PESOS)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, comparative to the previous period:

Indicators (figures in thousands of pesos)	06/30/2019	12/31/2018

Liquidity	60.39%	49.50%
- Cash and cash equivalents (*1)	68,020,399	46,976,558
- Deposits	112,638,330	94,906,014

Solvency	13.22%	13.85%
- Shareholders Equity	19,394,409	17,170,177
- Total Liabilities	146,750,300	123,945,364

Immobilization of Capital	4.41%	3.88%
-Immobilized Assets (*2)	7,325,556	5,474,200
-Total Assets	166,144,709	141,115,541

ROE (*3)	28.2%	16.5%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

GRUPO SUPERVIELLE S,A,

INFORMATIVE REVIEW AS OF JUNE 30, 2019

(IN THOUSANDS OF PESOS)

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5. (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of June 30, 2018.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•      Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•      the investment in financial entities and in the insurance company accounts for 79,9% of Grupo Supervielle S,A,’s assets, being the main assets of the Group.

•      93,6% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.

•      Grupo Supervielle S,A, holds 99,89% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

PERSPECTIVES

For the financial year 2019, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 28, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer